FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2004

MAG Silver Corp.

(SEC File No. 0-50437)

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F   X

            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     Yes      No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2004

        "George Young"

GEORGE S. YOUNG

President, CEO

FORM 6K - MARCH 2004

MAG Silver Corp.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, George S. Young, President and CEO of MAG Silver Corp. (the "Corporation"), certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MAG Silver Corp, (the "issuer") for the interim period ending March 31, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MAG Silver Corp, (the "issuer") for the interim period ending March 31, 2004.

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 14, 2004

"George S. Young"

  President & CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Frank R. Hallam, CFO of MAG Silver Corp. (the "Corporation"), certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MAG Silver Corp, (the "issuer") for the interim period ending March 31, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 14, 2004

   "Frank R. Hallam"

Chief Financial Officer

A copy of this report will be provided to any shareholder who requests it.

The attached interim financial statements have not
been reviewed by the Company's auditors.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Consolidated Balance Sheets

	Mar. 31, 2004	Dec. 31, 2003
ASSETS

CURRENT
Cash and cash equivalents	$ 4,172,042	$ 4,795,822
Accounts receivable	350,183	259,501
Interest receivable	75,406	64,127
Prepaid expenses	15,622	8,750
TOTAL CURRENT ASSETS	4,613,253	5,128,200

MINERAL RIGHT ACQUISITION COSTS (Note 8)	1,316,216	1,314,678
DEFERRED EXPLORATION COSTS (Note 8)	2,538,593	2,057,542
EQUIPMENT (Note 4)	31,796	34,374
TOTAL ASSETS	$ 8,499,858	$ 8,534,794

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 61,051	$ 208,018
TOTAL LIABILITIES	61,051	208,018

SHAREHOLDERS' EQUITY

Share capital (Note 5)
Authorized - 1,000,000,000 common shares,
without par value
Issued and outstanding at March 31, 2004
- 23,658,245 common shares (December 31, 2003
- 23,093,995)	9,730,147	9,504,984
Contributed surplus (Note 5 (c))	75,308	75,308
Deficit	(1,366,648)	(1,253,516)
TOTAL SHAREHOLDERS' EQUITY	8,438,807	8,326,776
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 8,499,858	$ 8,534,794

ON BEHALF OF THE BOARD:
"George Young" (signed)	"R. Michael Jones" (signed)
George Young, President & Director	R. Michael Jones, Director

See accompanying Notes to the Consolidated Financial Statements.

MAG SILVER CORP. (formerly Mega Capital Investments Inc.) (An exploration stage company) Consolidated Statement of Operations and Deficit
	For the 3-month period Ended March 31
	2004 (unaudited)	2003 (unaudited)

Expenses:

Accounting and Audit	$ 22,000	$ 187
Amortization	2,578	269
Annual general meeting	0	0
Bank charges and Interest	647	8,626
Foreign Exchange	(20,136)	0
Office and Administration	27,067	4,730
Office Rent	4,500	0
Filing fees	5,989	18,968
Legal	22,017	29,899
Management and consulting fees	40,546	0
Shareholder Relations	22,866	0
Telephone	22	0
Transfer agent fees	4,216	1,455
Travel and Accommodation	7,215	35,478

Loss before other items	139,527	99,612

Other:
Recoveries	0	0
Interest	26,395	142

Loss for the period	$ (113,132)	$ (99,470)

Deficit, beginning of period	(1,253,516)	(415,977)

Deficit, end of period	$ (1,366,648)	$ (515,447)

Basic and diluted loss per share	$0.00	$0.03

MAG SILVER CORP. (formerly Mega Capital Investments Inc.) (An exploration stage company) Consolidated Statements of Shareholders' Equity
						Deficit accumulated
	Common shares		Special			during the	Total
	without par value		warrants		Contributed	exploration	shareholders'
	Shares	Amount	Shares	Amount	Surplus	stage	equity

Issued for cash	1,500,000	$ 150,000	-	$ -	$ -	$ -	$ 150,000
Net loss	-	-	-	-	-	(4,279)	(4,279)
Balance, October 31, 1999	1,500,000	150,000	-	-	-	(4,279)	145,721
Net loss	-	-	-	-	-	(3,787)	(3,787)
Balance, December 31, 1999	1,500,000	150,000	-	-	-	(8,066)	141,934
Issued for cash	1,500,000	240,222	-	-	-	-	240,222
Net loss	-	-	-	-	-	(5,641)	(5,641)
Balance, December 31, 2000	3,000,000	390,222	-	-	-	(13,707)	376,515
Net loss	-	-	-	-	-	(279,639)	(279,639)
Balance, December 31, 2001	3,000,000	390,222	-	-	-	(293,346)	96,876
Issued for cash			2,400,000	375,000	-	-	375,000
Net loss	-	-	-	-	-	(122,631)	(122,631)
Balance, December 31, 2002	3,000,000	390,222	2,400,000	375,000	-	(415,977)	349,245
Issued for cash (Note 5)	11,500,000	5,109,766	-	-	-	-	5,109,766
Conversion of special warrants	2,400,000	375,000	(2,400,000)	(375,000)	-	-	-
Agent's Administration shares	10,000	5,000					5,000
Finders' fee shares (Note 9)	500,000	250,000	-	-	-	-	250,000
Issued to obtain mineral property
option rights	200,000	100,000	-	-	-	-	100,000
Issued on acquisition of
Lexington (Note 9)	200,000	180,000	-	-	-	-	180,000
Warrants exercised	5,183,995	3,068,996	-	-	-	-	3,068,996
Stock options exercised	100,000	26,000	-	-	-	-	26,000
Stock options granted to consultants	-	-	-	-	75,308	-	75,308
Net loss	-	-	-	-	-	(837,539)	(837,539)
Balance, December 31, 2003	23,093,995	$ 9,504,984	-	$ -	$ 75,308	$ (1,253,516)	$8,326,776
Warrants exercised	424,250	174,363	-	-	-	-	174,363
Stock options exercised	140,000	50,800	-	-	-	-	50,800
Net loss	-	-	-	-	-	(113,132)	(113,132)
Balance, March 31, 2004	23,658,245	$ 9,730,147	-	$ -	$ 75,308	$ (1,366,648)	$8,438,807

MAG SILVER CORP. (formerly Mega Capital Investments Inc.) (An exploration stage company) Consolidated Statements of Cash Flows
	Three months ended	Three months ended
	March 31,	March 31,
	2004	2003

OPERATING ACTIVITIES
Loss for the period	$ (113,132)	$ (99,470)
Items not involving cash:
Write-off of computer software	-	-
Write-off of investment	-	-
Amortization	2,578	269
Non-cash compensation expense	-	-
Changes in operating assets and liabilities
Accounts receivable	(90,682)	(3,782)
Interest receivable	(11,279)	-
Prepaid expenses	(6,872)	-
Accounts payable and accrued liabilities	(146,967)	105,650
	(366,354)	2,667

INVESTING ACTIVITIES
Term deposit	-	-
Purchase of equipment	-	-
Advances to Minera Los Lagartos, S.A. de C.V.	-	-
Acquisition of Minera Los Lagartos, S.A. de C.V.
(Note 10)	-	(86,250)
Acquisition of Lexington Capital Group Inc. (Note 10)	-	-
Mineral rights	(1,538)	-
Deferred exploration costs	(481,051)	(89,690)
	(482,589)	(175,940)

FINANCING ACTIVITIES
Issue of share capital	225,163	4,000
Issue of special warrants	-	-
Deferred financing costs	-	(87,199)
Short-term loan	-	150,000
	225,163	66,801
INCREASE (DECREASE) IN CASH	(623,780)	(106,472)
CASH, BEGINNING OF PERIOD	4,795,822	167,276
CASH, END OF PERIOD	$ 4,172,042	$ 60,804

Income taxes paid	$ -	$ -
Interest paid	$ -	$ -

Issue of shares in connection with acquisition of Minera
Los Lagartos, S.A. de C.V. (Note 10)	$ -	$ -
Issue of shares in exchange for mineral property
option rights	$ -	$ -
Issue of shares in connection with acquisition of
Lexington Capital Group Inc. (Note 10)	$ -	$ -

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

March 31, 2004

1.

NATURE OF BUSINESS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and was classified as a Venture Capital Pool Company as defined in the former Vancouver Stock Exchange (the "Exchange") Policy 30. The Company's shares were listed on the TSX Venture Exchange on April 21, 2000.

The Company was originally required to complete its Qualifying Transaction within 18 months of listing on the Exchange. This deadline was extended and subsequently the Qualifying Transaction was approved and completed on April 15, 2003 (Note 5 (a)).

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreement principally in Mexico. The Company has not yet determined whether the properties on which it is conducting exploration contain any ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

March 31, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("US GAAP"), except as described in Note 13.

(a)

Principles of consolidation

On January 15, 2003, the Company completed its acquisition of Minera Los Lagartos, SA de CV and on July 16, 2003, its acquisition of Lexington Capital Corp. (Note 10). The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results may differ from those reported.

(c)

Financial instruments and foreign exchange risk

The Company's financial assets and liabilities are cash and cash equivalents, accounts receivable, interest receivable and accounts payable and accrued liabilities. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature.

Foreign exchange risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company's operating and financial results. The Company has significant operations outside of Canada which are subject to these foreign exchange risks. The Company does not use derivative instruments to reduce its exposure to this foreign exchange risk.

(d)

Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its mining activity and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of the interests and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The aggregate costs related to abandoned interests are charged to operations at the time of any abandonment.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

March 31, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral rights and deferred exploration costs (continued)

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

The Company is in the process of exploring mineral properties and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and, ultimately, upon future profitable production.

The issuance of CICA Handbook Section 1581, Business Combinations, ("CICA 1581"), and CICA Handbook Section 3062, Goodwill and Other Intangible Assets, ("CICA 3062"), resulted in an apparent conflict between previously issued accounting standards found in CICA Handbook Section 3061, Property, Plant and Equipment ("CICA 3061"), and EIC-126, Accounting by Mining Enterprises for Exploration Costs ("EIC-126").

Appendix 31 to CICA 1581 describes a mineral use right as an example of a contract-based intangible that is subject to amortization over its estimated useful life as recommended by CICA 3062. CICA 3061, however, states that mining properties represented by capitalized costs of acquired mineral rights and the costs of associated with exploration for and development of mineral reserves may be considered as items of property, plant and equipment. Furthermore, EIC-126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

March 31, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral rights and deferred exploration costs (continued)

The Company has determined that, under Canadian GAAP, it is appropriate to consider the costs associated with acquiring the rights to explore a mining property as items of property, plant and equipment. Under this interpretation, the Company has concluded that it is appropriate to capitalize all such costs until commercial production commences or until the property is abandoned as described above. A view that is different from this interpretation is that the costs associated with acquiring the rights to explore a mining property are considered intangible assets and would be amortized over its estimated useful life. Additional guidance may be provided in the future that would require accounting for these costs in a manner different from the Company's current method of accounting. If the Company had considered the costs associated with acquiring the rights to explore a mining property an intangible asset and amortized them over the expected period in which exploration would be performed, Mineral Rights would have been $601,000 lower at December 31, 2003 (2002 - $Nil) and Amortization expense would have been $601,000 higher for the year ended December 31, 2003 (2002 - $Nil; 2001 - $Nil; period from April 21, 1999 to December 31, 2003 - $601,000).

(e)

Equipment

Equipment is recorded at cost. Depreciation is provided on a straight-line basis to amortize the costs over a five year term.

(f)

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured based on substantially enacted tax rates. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income for the realization of its future tax assets and therefore the Company has made a full valuation provision for these assets.

(g)

Stock-based compensation

All stock-based awards made to non-employees are measured and recognized using a fair value based method. For stock options granted to employees and directors, the Company has adopted the disclosure-only provisions whereby pro forma net income and pro forma earnings per share are disclosed in the notes to the financial statements as if the fair value based method of accounting had been used.

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price. Any consideration paid by employees and directors on the exercise of stock options is credited to share capital.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

March 31, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Foreign exchange translation

The accounts of the Company's foreign operations are considered to be integrated with the operations of the Company and are translated into Canadian dollars as follows:

  monetary assets and liabilities at the rate prevailing at the balance sheet date.

  non-monetary assets and liabilities at historical rates.

  income and expenses at the average rate in effect during the year.

The resulting translation adjustment is included on the statement of operations.

(i)

Loss per share

Basic earnings per share calculations are based on the weighted average number of common shares outstanding, after excluding the shares held in escrow for which the conditions for their release were not satisfied until April 15, 2003 (Note 5 (f)).

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

3.

EQUIPMENT

	March 31,			December 31,
	2004			2003
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Computer equipment	$ 11,423	$ 2,032	$ 9,391	$ 10,152
and software
Field equipment	24,812	2,407	22,405	24,222
	$ 36,235	$ 4,439	$ 31,796	$ 34,374

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

March 31, 2004

4.            SHARE CAPITAL

(a)

Issued and outstanding

On April 15, 2003, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit. Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $0.75 per share for a period of two years from the closing. The Agents were granted warrants to purchase up to 1,150,000 shares of the Company at the same price in partial payment of services rendered in connection with the financing. The commission paid to the Agents was $460,000, equal to 8% of the gross proceeds of the Offering, they were also issued 10,000 shares of the Company (the "Administration Shares") as an administration fee in relation to the Offering, valued at $5,000. Corporate finance fees, legal fees and related disbursements totalled $175,234, of which $7,500 was incurred to December 31, 2002. The net proceeds to the Company from the financing were $5,109,766.

The prospectus issued in respect of the financing also qualified 2,400,000 common shares and non-transferable share purchase warrants to purchase up to 1,950,000 common shares of the Company issuable upon the exercise of special warrants issued by the Company in September and December, 2002, which shares and warrants have now been issued (Note 6). The prospectus also qualified 500,000 finders' fee shares issued in relation to the property acquisitions, of which 200,000 common shares have been issued and 300,000 have been issued in escrow. These shares are to be released from escrow as follows:  10% on completion of the Company's Qualifying Transaction, which took place on April 15, 2003, and the balance to be released in equal tranches of 15% every six months, for a three year period.

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees.

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant. The following table summarizes the Company's options:

		Weighted		Weighted
	Quarter ended	Average	Year ended	Average
	March 31,	Exercise	December 31,	Exercise
	2004	Price	2003	Price
Balance outstanding,
beginning of year	1,170,000	$ 0.20	280,000	$ 0.20
Activity during the year
Options granted	-	-	990,000	0.58
Options exercised	(140,000)	0.36	(100,000)	0.26
Balance outstanding,
end of year	1,030,000	$ 0.54	1,170,000	$ 0.52

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

March 31, 2004

4.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

The following table summarizes options outstanding and exercisable at March 31, 2004:

Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding and Exercisable at December 31, 2003	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

$0.20	100,000	1.05	$0.20
0.50	575,000	4.03	0.50
0.70	355,000	4.11	0.70
	1,030,000	3.96	$0.52

During the current period no stock options have been granted. The Company granted 775,000 stock options to employees and 215,000 stock options to consultants during the year ending December 31, 2003. The Company has recorded $75,308 of compensation expense relating to stock options granted to consultants in the year ended December 31, 2003 (2002 - $Nil). The Company has elected to measure compensation costs for employee stock options whereby no compensation expense was recognized when the stock options are granted. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option pricing model, additional compensation expense would have been recorded as follows:

	Year ended	Year ended
	December 31, 2003	December 31, 2002

Loss for the year as reported	$ (837,539)	$ (122,631)
Additional compensation expense	(248,128)	-
Pro forma loss	$ (1,085,667)	$ (122,631)

Pro forma basic and diluted loss per share	$ (0.08)	$ (0.08)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the year ended December 31, 2003:

Risk-free interest rate

3.76%

Expected life of options

5 years

Annualized volatility

63%

Dividend rate

0.00%

No options were granted in 2002.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

March 31, 2004

4.

SHARE CAPITAL (Continued)

(c)

Share purchase warrants

		Weighted-
	Number	Average
	of Warrants	Exercise Price

Balance at December 31, 2002	-	$ -
Issued on conversion of Special Warrants	1,500,000	0.20
Issued on conversion of Special Warrants	450,000	0.40
Issued in connection with issuance of common shares	5,750,000	0.75
Issued to agents in connection with issuance
of common shares	1,150,000	0.50
Exercised and converted to common shares	(5,183,995)	0.59
Balance at December 31, 2003	3,666,005	0.63
Exercised and converted to common shares	(424,250)	0.41
Balance at March 31, 2004	3,241,755	$ 0.66

(d)

Shares held in escrow

As a result of the completion and approval of the Company's Qualifying Transaction on April 15, 2003, the 1,500,000 of the Company's common shares held in escrow are to be released as to one-third on each of April

15, 2004, 2005 and 2006.

5.

SPECIAL WARRANTS

During the year ended December 31, 2002, the Company:

(i)

issued 1,500,000 special warrants for $0.10 per special warrant, which were convertible into one common share and one common share purchase warrant until the earlier of five business days following the date of the Company's final prospectus (April 3, 2003) or September 9, 2003. Each common share purchase warrant is exercisable into one common share of the Company at $0.20 per share until September 9, 2004.

(ii)

issued 900,000 special warrants for $0.25 per special warrant, which were convertible into one common share and one-half of one common share purchase warrant until the earlier of five business days following the date of the Company's final prospectus (April 3, 2003) or December 20, 2003. Each whole common share purchase warrant is exercisable into one common share of the Company at $0.40 per share until December 20, 2004.

In 2003, each of the special warrants were converted into one common share and one share purchase warrant, with exercise terms as described above.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

March 31, 2004

6.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the pre-tax loss due to the following:

	2003	2002	2001

Statutory tax rate	37.60%	39.60%	45.60%
Recovery of income taxes computed at
standard rates	$ 314,915	$ 48,561	$ 127,515
Non-taxable portion of capital loss	-	(700)	(56,715)
Non-deductible expenses	(28,316)	-	-
Lower effective tax rate on loss in
foreign jurisdictions	(1,603)	-	-
Future tax benefits not recognized in
the period that the loss arose	(284,996)	(47,861)	(70,800)
	$ -	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	2003	2002

Operating loss carry forwards	$ 323,750	$ 64,768
Capital losses carried forward	44,100	49,979
Less valuation allowance	(367,850)	(114,747)
	$ -	$ -

At December 31, 2003, the Company has non-capital loss carry-forwards of $925,000, expiring between 2006 and 2010, available for tax purposes and capital loss carryforwards of $252,000 which are available only to offset future capital gains for tax purposes and may be carried forward indefinitely.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

March 31, 2004

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Period ended March 31, 2004
	Juanicipio	Don Fippi	Guigui	Lagartos	Sierra Ramirez	Adargas	Total

Acquisition costs of mineral rights
Balance, beginning of year	$ 894,379	$ 173,534	$ 181,812	$ 21,519	$ 43,434	$ -	$ 1,314,678
Incurred during year				1,538		-	1,538
Balance, end of year	$ 894,379	$ 173,534	$ 181,812	$ 23,057	$ 43,434	$ -	$1,316,216

Deferred exploration costs
Camp costs	$ 7,701	$ 13,561	$ 12,734	$ -	$ 228	$ 3,831	$ 38,055
Drilling	-	-	191,968	-	-	-	191,968
Geochemical	1,508	9,964	11,014	-	-	-	22,486
Geological	23,215	63,805	31,415	1,813	573	8,641	129,462
Geophysical	-	-	-	-	-	-	-
Maps, fees and licenses	15,581	14,231	12,930	7,955	1,211	4,994	56,902
Research	-	-	-	-	-	-	-
Travel	5,363	10,030	58	-	-	-	15,451
Transport and shipping	-	-	-	-	39	12	51
Site administration	8,847	8,115	5,107	-	2,212	2,395	26,676
	62,215	119,706	265,226	9,768	4,263	19,873	481,051
Balance, beginning of year	1,145,332	335,793	558,456	17,961	-	- ----	2,057,542
Balance, end of year	$ 1,207,547	$ 455,499	$ 823,682	$ 27,729	$ 4,263	$ 19,873	$ 2,538,593

(a)

Juanicipio Property

The Company, through its subsidiary, Minera Los Lagartos, S.A. de C.V. ("Lagartos"), holds a 100% interest in an exploration concession on the Juanicipio property, located in the Fresnillo District, Zacatecas, Mexico. This exploration concession enables Lagartos to explore the mining claim covered by the concession for the period to August 8, 2005.

Previously, as a condition to acquiring the concession, Lagartos was obligated to make payments totalling US$2,500,000 over a period of four years.

As a result of the Company's acquisition of Lexington Capital Group Inc. (Note 9 (b)), this obligation, as well as any future royalty payments, were removed.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

March 31, 2004

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(b)

Don Fippi Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Batapilas, Chihuahua district of Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$550,000 plus applicable value added tax (of which US$50,000 has been paid) by April 21, 2007;

ii)

incur exploration expenditures totalling US$4,000,000 by April 21, 2008; and

iii)

issue an aggregate of 2,100,000 common shares of the Company, of which 100,000 common shares have been issued.

(c)

Guigui Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Santa Eulalia, Chihuahua district of Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$550,000 plus applicable value added tax (of which US$50,000 has been paid) by April 21, 2007;

ii)

incur exploration expenditures totalling US$2,500,000 by April 21, 2007; and

iii)

issue an aggregate of 2,100,000 common shares of the Company, of which 100,000 common shares have been issued.

(d)

Sierra Ramirez Property

Lagartos has entered into an agreement, which is subject to acceptance by the TSX Venture Exchange, which gives it the right to explore and acquire a 100% interest in mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,505,000 within 60 months after the date of acceptance by the TSX Venture Exchange, of which US$30,000 has been paid;

ii)

issue 20,000 common shares of MAG Silver Corp. upon acceptance of the agreement by the TSX Venture Exchange; and

iii)

incur exploration expenditures totalling $750,000 within 60 months after the date of acceptance by the TSX Venture Exchange.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

March 31, 2004

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(e)

Lagartos

Lagartos has acquired an exploration concession on mining claims on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables Lagartos to explore the mining claim covered by the concession to December 2009.

(f)

Lagartos has entered into an agreement, which is subject to acceptance by the TSX Venture Exchange, which gives it the right to explore and acquire a 100% interest in the Adargas property (the "Adargas Property"), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,000,000 within 60 months after the date of acceptance by the TSX Venture Exchange.

ii)

issue 75,000 common shares of MAG Silver Corp. upon acceptance of the agreement by the TSX Venture Exchange; and

iii)

incur exploration expenditures totalling $1,000,000 within 60 months after the date of acceptance by the TSX Venture Exchange.

8.

RELATED PARTY TRANSACTIONS

For the quarter ended March 31, 2004 the Company's president received $23,820 in compensation for legal and management services (2003 - $17,054).

During the year ended December 31, 2003, the Company borrowed $150,000 on a short-term loan from a shareholder of the Company. The loan has been fully repaid, as well as $12,500 related to interest.

During 2003, the Company entered into a office rental and services agreement with Platinum Group Metals Ltd. ("PTM"), a company with a common director and common officer. During the quarter ended March 31, 2004 the Company paid PTM $38,000 under the common service agreement (2003 - $Nil).

9.

ACQUISITIONS

(a)

Minera Los Lagartos, S.A. de C.V. ("Lagartos")

The Company announced on November 25, 2002 that it was proceeding with the acquisition of a 99% interest in the issued and outstanding common shares of Lagartos. This acquisition was completed by the Company on January 15, 2003. The remaining 1% of Lagartos is held, in trust for the Company, by a director and officer of the Company. Upon acquisition by the Company, Lagartos held the interests in the Juanicipio concessions and the options to acquire interests in the Don Fippi and Guigui concessions.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

March 31, 2004

9.

ACQUISITIONS (Continued)

(a)

Minera Los Lagartos, S.A. de C.V. ("Lagartos")(continued)

The total purchase price of Lagartos and its allocation to the fair value of net assets acquired is as follows:

Cash advanced to Lagartos in respect of option on Juanicipio property (US$50,000) paid in 2002	$ 78,750
Cash paid for the 100% interest in the common shares of Lagartos (US$5,000)	7,500
Finders' fee shares	250,000
Advances to Lagartos prior to acquisition	113,139
$ 449,389

The fair value of net assets acquired
Mineral rights	$ 449,389

The Company issued 500,000 common shares with a fair value of $0.50 per share in connection with the completion of the transaction as a finders' fee to two officers and a company with directors and officers in common.

The acquisition of Lagartos has been accounted for using the purchase method and the results of operations of Lagartos have been included in the Company's results of operations from January 15, 2003.

There were no other significant assets or liabilities acquired in this transaction. As such, the total of the acquisition of Lagartos has been allocated to acquired mineral rights being the right or the underlying right to explore a mining property.

(b)

Lexington Capital Group Inc. ("Lexington")

On July 16, 2003, the Company completed the acquisition of Lexington whose main asset is its indirect interest in the Juanicipio I claim that encompasses the Company's Juanicipio Project near Fresnillo, Zacatecas, Mexico. Under the terms of the agreement, MAG paid the vendor US$250,000 (Cdn$350,000) and 200,000 common shares of the Company. This acquisition reduced future required option payments and work commitments described in Note 8 (a). This also eliminated a net smelter return royalty obligation.

The acquisition is accounted for using the purchase method. An allocation of the purchase price is as follows:

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

March 31, 2004

Cash	$ 350,000
200,000 common shares	180,000
$ 530,000

9.

ACQUISITIONS (Continued)

(b)

Lexington Capital Group Inc. ("Lexington") (continued)

Fair value of net assets acquired:

Cash	$ 4,219
Working capital deficiency	(13,196)
Mineral rights	538,977
$ 530,000

10.

SUBSEQUENT EVENTS

Subsequent to March 31, 2004, the Company:

(a)

Issued a total of 107,000 common shares at $0.75 per share on the exercise of warrants.

(b)

Issued 224,938 common shares at $1.40 per share to maintain the Don Fippi property agreement (see Note 7.b.iii).

(c)

Issued 403,967 common shares at $1.40 per share to maintain the Guigui property agreement (see Note 7.c.iii).

A copy of this report will be provided to any shareholder who requests it.

The attached statements have not been reviewed by the Company's auditors.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Supplementary Information

For the Period ended March 31, 2004

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

Refer to Financial Statements for details

2.

RELATED PARTY TRANSACTIONS

For the quarter ended March 31, 2004 the Company's president received $23,820 in compensation for legal and management services (2003 - $17,054).

During the period ended December 31, 2003 the Company borrowed $150,000 on a short-term loan from a shareholder of the Company. The loan has been fully repaid, as well as $12,500 related to interest.

During 2003, the Company entered into an office rental and services agreement with Platinum Group Metals Ltd. ("PTM"), a company with a common director and common officer. During the three month period ended March 31, 2004 the Company paid PTM $38,000 under the common service agreement (2003 - $Nil)

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

Refer to Financial Statements Note 4b for details.

a)

Summary of securities issued during the quarter:

Issue Date	Security Type	Type of Issue	Number Issued	Price	Total Proceeds	Consideration Type
Jan.14/04 - Mar.22/04	Common Shares	Warrants Exercised	237,500	$0.20	$47,500	Cash
Jan.13/04	Common Shares	Warrants Exercised	32,000	$0.40	$12,800	Cash
Jan.7/04	Common Shares	Warrants Exercised	8,000	$0.50	$4,000	Cash
Jan.8/04 - Mar.10/04	Common Shares	Warrants Exercised	146,750	$0.75	$110,063	Cash
Jan.9/04	Common Shares	Options Exercised	100,000	$0.20	$20,000	Cash
Feb.18/04 - Mar.30/04	Common Shares	Options Exercised	40,000	$0.77	$30,800	Cash

Refer to Financial Statements Note 4b for details of securities issued to date.

b)

Options granted during the quarter:

Issue Date	Optionees	Number Issued	Exercise Price	Expiry Date
Nil

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Supplementary Information

For the Period ended March 31, 2004

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a)   Authorized and issued share capital at March 31, 2004:

Class	Par Value	Authorized	Issued and o/s	Amount
Common	N.P.V.	1,000,000,000	23,658,245	$9,730,147

b)  Options outstanding at March 31, 2004:

Name of Optionee	Date Granted	Exercise Price	Expiry Date	No. of Shares
Dave Pearce	April 19,2000	$0.20	April 19,2005	100,000
Dave Pearce	April 15,2003	$0.50	April 15,2008	75,000
Eric Carlson	April 15,2003	$0.50	April 15,2008	75,000
George Young	April 15,2003	$0.50	April 15,2008	175,000
R. Michael Jones	April 15,2003	$0.50	April 15,2008	175,000
Consultant	April 15,2003	$0.50	April 15,2008	75,000
Dave Pearce	May 12,2003	$0.70	May 12,2008	50,000
Eric Carlson	May 12,2003	$0.70	May 12,2008	50,000
George Young	May 12,2003	$0.70	May 12,2008	50,000
R. Michael Jones	May 12,2003	$0.70	May 12,2008	50,000
Frank Hallam	May 12,2003	$0.70	May 12,2008	75,000
Consultants	May 12,2003	$0.70	May 12,2008	80,000

c)

Warrants outstanding at March 31, 2004:

The following warrants are exercisable into one common share of the Company as follows:

No. of Warrants	Exercise Price	Expiry Date
412,500	$0.20	September 9, 2004
218,000	$0.40	December 20, 2004
16,000	$0.50	April 15, 2005
2,595,255	$0.75	April 15, 2005

d)

Shares in escrow or subject to pooling restrictions at March 31, 2004:

1,725,000 Common Shares in escrow

5.

LIST OF DIRECTORS AS AT THE DATE THIS REPORT WAS SIGNED AND FILED:

George S. Young	David Pearce
Eric Carlson	R. Michael Jones

6.

LIST OF THE OFFICERS AS AT THE DATE THIS REPORT SIGNED AND FILED:

George S. Young, President and Chief Executive Officer
Dave Pearce, Corporate Secretary
Frank Hallam, Chief Financial Officer

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2004

1.

DESCRIPTION OF BUSINESS OF MAG SILVER CORP.

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name "583882 B.C. Ltd.". On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to "Mega Capital Investments Inc.". On April 22, 2003, the Company changed its name to "MAG Silver Corp." to reflect its new business consequent upon the completion of its Qualifying Transaction. The principal business of the Company is the acquisition, exploration and development of mineral properties.

The Company is a "reporting" company in the Provinces of British Columbia, Alberta and Ontario. The Company's Common Shares were listed and posted for trading on the TSX Venture Exchange (TSXV: MGA) on April 19, 2000. Concurrent with the Company's name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to "MAG".

At the time of writing the Company continues to conduct exploration programs on its properties in Mexico, such as rehabilitation work on existing underground workings on the Don Fippi property, drilling at the Adargas property, and a drilling program on the Guigui property. The Company remains in strong financial condition as a result of the April 15, 2003 financing as described above and the exercise of share purchase warrants during and subsequent to the Company's March 31, 2004 quarter end.  The Company continues to follow its business plan as set forth in April 2003.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Revenues

During the quarter ended March 31, 2004 the Company earned interest income of $26,395 (2003 - $142) on short-term investments and cash on hand. There were no other revenues realized by the Company during the period. Cash at March 31, 2004 amounted to $4,172,042 (Mar. 31, 2003 - $60,804).

General and Administrative Expenses

Interest earned during the period of $26,395 (2003 - $142) was applied as a reduction to general and administrative expenses of $139,527 (2003 - $99,612), resulting in an operating loss for the period of ($113,132) (2003 - ($99,470)).

The increase in expenses is directly related to the Company's newly active status and the costs of identifying and completing the Company's Qualifying Transaction in April 2003. The Company has also incurred additional professional fees during the period for the preparation and filing of a Form 20F Registration Document with the United States Securities and Exchange Commission.

Travel and accommodation expenses for the period totaled $7,215 (2003 - $35,612), management and consulting fees totaled $40,546 (2003 - nil). Consulting and management fees have been paid to three individuals including one director. (See related party transactions).

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2004

Services provided by the company's president, the company's lawyer, consulting geologists include project management, investor relations, legal, geological and administrative services. Such services were originally budgeted for within "general and administrative costs" in the Company's Prospectus dated March 31, 2003, however, the scope and nature of the Company's activities since that time have necessitated the hiring of a full time president and the provision of more paid services than originally budgeted for. During the first quarter legal fees amounted to $22,017 (2003 - $29,899), filing fees totaled $5,989 (2003 - $18,968) while accounting and audit expenses totaled $22,000 (2003 - $187). Bank charges and interest totaled $647 (2003 - $8,626). Other smaller expense items account for the balance of general and administrative costs for the period. The Company now occupies office space and receives administrative services on a contract basis.

The following tables set forth selected financial data from the Company's Audited Financial Statements and should be read in conjunction with these financial statements.

	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year Ended Dec. 31, 2001
Revenues	Nil	Nil	Nil
Net Income (Loss)	($837,539)	($122,631)	($279,639)
Net Income (Loss) per Share	($0.06)	($0.08)	($0.19)
Total Assets	$8,534,794	$408,125	$110,904
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Revenue	Net Earnings (Loss)	Net Loss per share
December 31, 2003	Nil	(302,473)	0.01
September 30, 2003	Nil	(260,541)	0.01
June 30, 2003	Nil	(175,055)	0.01
March 31, 2003	Nil	(99,470)	0.03
December 31, 2002	Nil	(71,745)	0.04
September 30, 2002	Nil	(35,602)	0.03
June 30, 2002	Nil	(10,857)	0.01
March 31, 2002	Nil	(4,427)	0.00

The Company has not declared nor paid dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2004

Trend Information

Other than the obligations under the Company's property option agreements set out in Tabular Disclosure of Contractual Obligations, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a "Trend" as it is unlikely that all such obligations will be eliminated from the Company's future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least December 31, 2004. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, subsequent to December 31, 2004, the Company may need to raise additional capital by issuance of equity.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company's liquidity, and conversely, the failure to find one may have a negative effect.

Tabular Disclosure of Contractual Obligations (in U.S. dollars, as per agreement)

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Don Fippi Property	$4,500,000	$300,000	$2,000,000	$2,200,000	Nil
Guigui Property	$3,000,000	$150,000	$1,650,000	$1,200,000	Nil
Sierra Ramirez Property	$2,255,000	$130,000	$550,000	$1,575,000	Nil
Adargas Property	$2,000,000	$200,000	$700,000	$1,100,000	Nil
Cinco de Mayo Property	$2,000,000	$200,000	$700,000	$1,100,000	Nil
Total	$13,755,000	$980,000	$5,600,000	$7,175,000	Nil

Other Items

During the period the Company did not write down or abandon any mineral property. No material capital equipment was purchased or disposed of. The Company does not pay any person for marketing or investor relation services. The Company has attended seminars and from time to time and does visit brokers, market analysts and investors who request information about the Company's business. The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time. The

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2004

Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligations.

In 2003 the MAG completed the acquisition of Lexington Capital Group Inc. ("Lexington") whose main asset is its indirect interest in the Juanicipio I claim that encompasses MAG's Juanicipio Project near Fresnillo, Zacatecas, Mexico, which has now been drilled by MAG, and further work is recommended. Under the terms of the agreement MAG paid the vendor US$250,000 and issued 200,000 shares of its common stock. This acquisition could potentially save the Company US$1,150,000 in option payments and US$2,500,000 in work commitments. This also eliminates a net smelter return royalty obligation.

Resource Expenditures

During the first quarter the Company incurred $1,538 in property acquisition costs related to staking activities. This amount is comprised of staking costs. Exploration expenditures in cash for the first quarter amounted to $481,051. The majority of these costs relate to the Guigui property where the Company has spent $265,226 on a rotary diamond drilling program.

During 2003 a total of 6,147 metres were drilled on seven different holes at the Juanicipio property. The company had originally budgeted to drill 4,500 metres at a cost of $200 per metre, totaling $900,000, but increased this amount to approximately 6,200 metres at an actual cost of $1,132,731, due to the nature, extent and grade of the mineralization encountered and in order to better delineate the mineralization discovered. Another consideration was the fact that actual cost was below budget on a per metre basis, approximately $184 per metre, compared to $200 per metre budgeted.

Results from the 7 holes drilled on the Juanicipio property have been encouraging and continue to confirm the Company's concepts and exploration models, adding great confidence for future exploration of structures throughout the property.

Phase 1 drilling at Juanicipio targeted six major surface-mapped structures coincident with strong NSAMT geophysical anomalies along the projection of veins being mined in the adjoining Fresnillo Mine area. Drilling results from the last 2 holes showed that silver dominant mineralization lies well above the base-metal rich "root zone" mineralization that appears to cause the deep NSAMT anomalies (See Press Release of November 13, 2003).

Phase 2 exploration activities have begun, following the completion and evaluation of Phase 1 drilling, at its 100% controlled Juanicipio project. Exploration work includes detailed surface mapping and sampling to locate vein segments where mineralization may widen along the 2 to 5 kilometre lateral continuations of the drilled structures. Initial Phase 2 exploration will incorporate further NSAMT geophysics along these wider vein segments to help define targets in the silver dominant zones. Existing permits cover this program, allowing drilling to begin in early 2004.

During 2003 the Company staked claims to approximately 120,000 hectares of open ground northwest and southeast of its Juanicipio I claim, which has been the focus of its recent drilling program.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2004

The Company has completed aerial photography of the historic Batopilas District and is currently carrying out rehabilitation of some of the principal underground workings in its Don Fippi property that contains the historic Batopilas District. During the quarter the Company incurred approximately $63,805 ($245,208 to date) in geological costs on this rehabilitation. Batopilas produced 250 million ounces of silver from very high-grade native-silver ore bodies prior to being shut down by the Mexican Revolution in 1913. As well the company has carried out 50% of its planned geological mapping, and 40% of its planned orientation geophysical survey. During 2004, MAG plans to complete the rest of its geological mapping, geophysical survey and to commence drilling at Batopilas.

Drilling began on October 20, 2003 on its 4,553-hectare Guigui Project in the Santa Eulalia District in Chihuahua, Mexico. The Santa Eulalia District hosts a carbonate replacement silver deposit that has produced over 450 million ounces of silver from nearly 50 million tonnes of ores averaging 350 g/T (11.3 Oz/T) silver, 8.2% lead and 7.8% zinc. Despite nearly 300 years of continuous mining of interconnected high-grade deposits, these have never been traced back to the style of near-source intrusion-related mineralization typical of these deposits worldwide. MAG and others have performed geological and geochemical zoning studies and gravity, magnetic, CSAMT and NSAMT geophysical surveys to define the near-source mineralization targets on the property. The planned 3,500-metre drill program on Guigui consisted of 6 holes to test these targets, the largest of which centers on a geophysical anomaly more than 1 kilometre in diameter that MAG infers to reflect a buried intrusive body. Four holes were drilled by the end of 2003 for a total of 3,009 metres. The drill program finished in February 2004 with a total of 4,576 metres drilled over 6 different holes. The Company has recently received assay results from this drilling program. The original budget was for 4 holes, but after some exploration work the Company drilled a further 2 holes in the San Antonio Graben which added over 1,000 metres more than it had originally planned. This along with other additional geological work carried out on the property accounted for the exploration activities to come in above the originally planned budget.

All of the above expenses were deferred. There were no mineral properties written down during the period or in 2003. A complete table of mineral property costs can be found in Note 7 of the Company's Financial Statements for the period ended March 31, 2004.

During 2003 the Company announced that it has entered into agreements in principle to acquire the option to earn a 100% interest in the Adargas and Cinco de Mayo properties, two large exploration projects in the Mexican silver belt.

3.

SUBSEQUENT EVENTS

Subsequent to March 31, 2003, the Company:

(a)

Issued a total of 107,000 common shares at $0.75 per share on the exercise of warrants.

(b)

Issued 224,938 common shares at $1.40 per share to maintain the Don Fippi property agreement (see Note 7.b.iii).

(c)

Issued 403,967 common shares at $1.40 per share to maintain the Guigui property agreement (see Note 7.c.iii).

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2004

4.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

On April 15, 2003, concurrent with the completion of its Qualifying Transaction, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit. The following is a table comparing the stated use of proceeds for that financing as shown in the Company's Prospectus dated March 31, 2003 as compared to actual expenditures to March 31, 2004 since that financing closed on April 15, 2003:

Description	Notes	Budget	Actual April 15/03 to Mar. 31/04	% of Budget
Gross Proceeds of Offering	i.	$5,000,000	$5,750,000	115.0%
Costs, fees and commissions of the Offering	i.	$474,538	$635,234	134%
Juanicipio Option Payments and Taxes	ii.	$363,372	$815,629	224%
Juanicipio Exploration Expenditures	iii.	$1,184,500	$1,194,946	101%
Don Fippi Option Payments and Taxes		$178,000	$173,534	98%
Don Fippi Exploration Expenditures	iv.	$483,000	$442,898	92%
Guigui Option Payments and Taxes		$185,924	$181,812	98%
Guigui Exploration Expenditures	v.	$281,750	$811,082	288%
Working Capital Deficiency Feb 28/03		$158,045	N/A	N/A
Net G & A Expenses for 12 months	vi.	$275,000	$851,201	310%
Working Capital	i.	$1,415,871	$4,552,202	322%
Total		$5,000,000	$9,658,538

i.

Higher than expected interest resulted in offering being increased

ii.

Acquisition of Lexington Capital Group Inc. (see below)

iii.

Exploration program completed for the year (see Resource Expenditures section)

iv.

Exploration program will carry in to 2004 (see below)

v.

Exploration program expanded for the year (see below and Resource Expenditures section )

vi.

Actual number reflects twelve months ended March 31, 2004. Higher than expected volume of exploration, market and financial activity has resulted in G&A expenses being incurred at a faster rate then originally budgeted for. (see below)

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2004

During 2003 the Company completed the acquisition of Lexington Capital Group Inc. ("Lexington") whose main asset is its indirect interest in the Juanicipio I claim that encompasses its Juanicipio Project near Fresnillo, Zacatecas, Mexico, which has just been drilled by MAG. Under the terms of the agreement MAG paid the vendor US$250,000 and issued 200,000 shares of its common stock. This acquisition could potentially save the Company US$1,150,000 in option payments and US$2,500,000 in work commitments, as well as eliminate a net smelter return royalty obligation.

The Company has completed aerial photography of the historic Batopilas District and is currently carrying out rehabilitation of some of the principal underground workings in its Don Fippi property that contains the historic Batopilas District. During the quarter the Company has incurred approximately $63,805 ($245,208 to date) in geological costs on this rehabilitation. Batopilas produced 250 million ounces of silver from very high-grade native-silver ore bodies prior to being shut down by the Mexican Revolution in 1913. MAG plans to commence drilling at Batopilas during 2004 following additional exploration work in the spring of 2004.

The Company has completed the surface mapping and sampling program at its Guigui property, as set out in the Company's prospectus. Four holes were drilled by the end of the year for a total of 3,009 metres. The drill program finished in February 2004 with a total of 4,576 metres drilled over 6 different holes. Guigui exploration is based on a geological, geochemical and geophysical model designed to find the source zones of the adjoining Santa Eulalia District near Chihuahua, Mexico. Santa Eulalia is another historic district that has produced at least 450 million ounces of silver over the last 300 years, but the Guigui area has never been explored.

The Company budgeted for general and administrative costs of $275,000 for the 12 month period starting April 1, 2003, but has currently incurred $851,201 in the twelve months following the prospectus. There are a number of reasons for the variances from the budgeted amounts, which will be discussed.

Included in expenses for 2003 is $75,308 for stock options granted to consultants using a fair value based method as now required under recommendation of the Canadian Institute of Chartered Accountants. This amount was not previously budgeted for. Please refer to Notes 2g and 5c in of the Financial Statements for the period ended March 31, 2004, which explains the accounting methods followed by the Company when granting stock options.

The Company is currently pursuing a United States Securities and Exchange Commission ("SEC") Registration (Form 20-F), which was not budgeted for, and has incurred approximately $30,000 in the first quarter of 2004 and at least $180,000 to date, on accounting and legal costs relating to this goal. Accounting and legal costs total approximately $265,000 for the twelve months which brings the actual budget variance (net of the $180,000 incurred in connection with the Form 20-F) to about $35,000 above the budgeted amount of $50,000 for the twelve months since the prospectus. The increased amounts were due to increased legal opinions on property and other acquisitions carried out during the year, which was beyond what was originally budgeted for.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2004

The Company also paid stock exchange and filing fees of $5,989 in the first quarter of 2004, and $35,374 for the period April 1, 2003 to December 31, 2003 which totals $41,363 for the last twelve months. This is presently included in general and administrative costs, but was originally included in the category of "other", to which $50,000 was budgeted for over the next 12 months.

A net foreign exchange loss of ($25,351) was incurred over the twelve months ending March 31, 2004, (gain of $20,136 from January 1, 2004 to March 31 2004; combined with a loss of ($45,487) between April 1, 2003 to December 31, 2003), which is attributed to the Company holding US dollars (which it uses to pay some of its exploration costs in Mexico) as the Canadian dollar rose against the US dollar during this time period. This amount was not previously budgeted for.

Transfer agent costs of $4,216 in the first quarter of 2004, and $19,550 for the period April 1, 2003 to December 31, 2003 which totals $23,766 is much higher than the budgeted figure of $3,500 for twelve months, but the transfer agent has processed 5,608,245 warrants and 240,000 options in this time, from investors exercising their share purchase warrants and warrants. This rate of exercise exceeds original estimates.

Travel, lodging and related expenses for the management of the company amounted to $7,215 in the first quarter of 2004, and $130,732 for the period April 1, 2003 to December 31, 2003. This total of $137,947 greatly exceeded the $20,000 which was budgeted for twelve months. The increase was due to the increased level of activity to accommodate the level of interest in the company and attendance at additional trade shows across North America.

5.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are set out in Note 2 of its Consolidated Financial Statements for the period ended March 31, 2004.

There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company. These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates:

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2004

estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

6.

LIQUIDITY AND SOLVENCY

Although, the expenses incurred have been higher than the original budgeted amounts, the Company has experienced a higher than expected volume of exploration, market and financial activity do to the results of its drilling and exploration program at its Mexican properties.

The Company had $4,162,042 in working capital as at March 31, 2004 compared to $60,804 at March 31, 2003. In the opinion of management of the Company, the Company is able to meet its ongoing obligations as they become due. Management refers the reader to the contents of the Financial Statements for the period ended March 31, 2004, the audited Financial Statements for the period ended December 31, 2003, as well as the subsequent events section above.

The Company had $4,162,042 in working capital as at March 31, 2004 compared to $(249,868) at March 31, 2003. Expenses incurred during the quarter ended March 31, 2004 are the result of ongoing general and administrative expenses and costs related to the Qualifying Transaction and Offering completed April 15, 2003, the acquisition of Lagartos and resource property expenditures.

Current liabilities of the Company at March 31, 2004 amounted to $61,051, mostly being attributable to accrued exploration expenses.

PACIFIC CORPORATE TRUST COMPANY

625 HOWE ST, 10TH FLOOR

 VANCOUVER, BC V6C 3B8

Phone: 604-689-9853

Fax: 604-689-8144

May 12, 2004

B.C. Securities Commission Executive Director

Executive Director, 701 W Georgia St., 9th Floor Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE: MAG SILVER CORP.

MAILING ON MAY 12, 2004

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to intermediaries in accordance with National Instrument 54-101.

  Annual Financial Statements for the Year Ending 2003/12/31
  Annual Report
  Form 51-901F
  Information Circular
  Management Discussion and Analysis
  Notice of Meeting
  Proxy
  Schedules B & C
  Supplemental Return Card

Yours truly,

PACIFIC CORPORATE TRUST COMPANY "GINNA TIONGCO" GINNA TIONGCO

cc: Alberta Securities Commission

cc: TSX Venture Exchange

cc: MAG SILVER CORP.

cc: CATALYST CORPORATE FINANCE LAWYERS

cc: DELOITTE & TOUCHE

DESPACHO

A NEW FORCE IN AN OLD INDUSTRY

MAG SILVER CORPORATION

2003 ANNUAL REPORT

INDUSTRY OUTLOOK

Silver, "The Indispensable Metal" occupies an enviable market position by virtue of its strong industrial, consumer, and photographic demand. Silver's unique conductive, reflective, and catalytic properties give it broad electronic, optical and biomedical uses. Silver remains "sterling" for jewelry, tableware, and other decorative uses, while its use as a store of wealth, either in coinage or bullion is experiencing a worldwide upswing. The unparalleled resolution and sensitivity of silver-based films (especially X-rays) keeps photographic demand high, despite in-roads by digital imaging.

Silver's future is bright as demand increases. Modern photovoltaic and superconductor technologies depend on silver and the metal's passive biocidal capabilities are drawing increasing attention in a wide range of biomedical applications. Advances in these two areas alone should create a demand that dwarfs current industrial usage in the coming decade.

Concurrently, silver supply is dwindling as major copper producers shift to metallurgical processes that don't recover silver, major base metal mines exploit lower grade ores, and several major primary silver mines have closed.

These market realities are driving MAG Silver's corporate philosophy of seeking world-class, high-grade primary silver deposits in the Mexican Silver Belt…the world's most productive silver zone. We remain optimistic on silver prices based on fundamentals for the market but we have targeted exploration and development projects that don't rely on higher prices.

Cover Image: One month's bullion shipment, Batopilas Mine 1906. Bars weigh 25 kilograms, approximately 300,000 ounces total.

Clockwise, starting from the top right:
Drilling Start-up, Adargas Project, Chihuahua Mexico; AMOM Alteration, Cinco de Mayo Project, Chihuahua Mexico; Alunite Veins, Juanicipio Project, Zacatecas, Mexico; Gossan Veins, Cinco de Mayo Project, Chihuahua, Mexico

MAG SILVER CORPORATION HIGHLIGHTS 2003

- April 15: Closing of public offering of $5.75 million, at $0.50/share with a half warrant at $0.75
- April 22: MAG shares begin trading on the TSX Venture Exchange
- May 12: Drilling commences on a 4,500 meter drilling program on the Juanicipio Project
- May through October: MAG drilling results confirm the presence of Fresnillo-style mineralization on the Juanicipio Property, containing comparable silver grades with gold values higher than average grades at Fresnillo; NSAMT geophysics reliably predicts the location of mineralized structures
- June through December: Work progresses on the rehabilitation of the Porfirio Diaz Tunnel at the Batopilas Project
- July 16: MAG purchases a 100% interest in the Juanicipio Property
- November: MAG commences Phase 2 exploration activities at Juanicipio, and claims an additional 60,000 hectares to the northwest, to be known as the Lagartos project
- November and December: Drilling commences at the Guigui Project to test the potential source of the world's largest carbonate replacement system
- November 21: MAG options the Cinco de Mayo Project and the Adargas Project
- December 8: MAG announces geophysics results and claims another 60,000 hectares, to bring the total area of the Lagartos claims to 120,000 hectares
- December 22: MAG options the Sierra Ramirez Project

1

Ing. Rene Ramirez Logging Core, Juanicipio Project , Zacatecas, Mexico

MAG SILVER

TO OUR SHAREHOLDERS

On behalf of MAG Silver Corp., I would like to take this opportunity to thank you for your enthusiastic support during our inaugural year. We have launched a highly dynamic and rapidly growing silver exploration company targeted to discover high-grade silver and gold projects in or adjacent to historic world-class producing districts and other geological environments with enormous upside potential. The dramatic increase in the price of silver has started to focus investor interest in our direction and we look forward to an extraordinary year in 2004 as we drive an assembled, prepared and sound portfolio of advanced silver-focused projects.

NEW BIRTH

After closing our $5.75 million public offering (at $0.50/ share with a half warrant at $0.75) on April 15, 2003, our shares commenced trading on the TSX Venture Exchange on April 22, 2003. Our average trading volume during 2003 was 135,768 shares per day. This level of liquidity resulted in part from our efforts in investor relations and in part from the early success achieved by our drilling programs. These factors have also contributed to the appreciation in our share price, which in turn encouraged the exercise of many of the warrants, providing additional capital and ongoing financing for our successful drilling campaigns.

Part of the credit for such a solid beginning goes to the financial structure given to our public offering by our board of directors and the underwriting team behind the financing. A strong mix of institutional and retail investment was achieved in the public offering. The largest part of the credit, however, goes to the tremendous work performed behind the scenes during the years leading up to 2003 by Dr. Peter Megaw and his associates at IMDEX/Cascabel. He successfully assembled a world class exploration portfolio during a down-cycle in the mining market. As Dr. Megaw has said many times, we assembled our portfolio "while the lights were out". Knowing where to go to assemble a portfolio of silver projects has been the study of Dr. Megaw's 27-year career in Mexico. For example, Dr. Megaw completed his Ph.D. in Geology in the area of the company's Guigui Project.

VITALITY OBTAINED EARLY

Our team wasted no time in commencing our first drill campaign on May 12, 2003, three weeks after our first day of trading. The drilling at our Juanicipio Project, adjacent to the Fresnillo Mine in Zacatecas, Mexico - the largest primary silver mine in the world - gave excellent results and opened up the Fresnillo Silver District beyond the area previously known. First, we encountered Fresnillo-style mineralization and demonstrated that the same mineralization being mined at Fresnillo extends on to our Juanicipio claim block. Second, we demonstrated fairly conclusively that the NSAMT geophysics technique reliably predicts the location of the vein structures that carry the Fresnillo-style mineralization. Third, we demonstrated that the depth of drilling needed to reach the silver-rich zones in those vein structures is less than previously anticipated. Therefore, our second round of drilling at Juanicipio during 2004 to delineate the mineralization along strike will be shallower and less costly than predicted.

With grades of up to 730 g/T silver and 10.9 g/T gold, our Juanicipio drilling gave us increased enthusiasm for our original exploration model – to expand the mineralization known in the Fresnillo District. Beyond that, the elevated gold values gave us an even greater vision, that of the potential of an entirely new district, possibly similar in size and mineralization to the Fresnillo district, to the northwest. Acting on the "zonation theory", that the higher gold grades may indicate that Juanicipio is closer to the source of the mineralization than is the Fresnillo Mine - we quickly reviewed the regional geology, satellite imagery, and other factors and claimed another 120,000 hectares of property along what we now call the "Fresnillo Trend". Our preliminary work on much of this area evaluated highly silicified, outcropping volcanic structures, carrying substantial argillic alteration in a number of locations, all of which are strikingly similar in appearance to the structures we drilled at Juanicipio. Preliminary geophysics over a portion of the area yielded geophysical signatures very similar to those at Juanicipio.

We now refer to the new area as the Lagartos Project, and are greatly enthusiastic about its potential to discover a whole new district. Our claim blocks now run almost contiguously up to 37 kilometres distant from our drilling at Juanicipio. We believe there is ample room in that area to explore for another world-class district.

3

MAG SILVER

The Juanicipio Project not only conforms perfectly to our business model, but has led to activities that go a step further – providing exploration potential to duplicate or exceed the production potential of the historic district.

Our second drilling campaign was undertaken at the Guigui Project, believed to be the area containing the mineralized source of the world's largest carbonate replacement deposit – the Santa Eulalia District near Chihuahua, Mexico. Drilling of a six hole, 4,500 metre program began in late October 2003 and continued into 2004. A range of intrusions, breccias, and visually distinctive alteration were encountered. Assay results from sulphides encountered in the drilling are still pending at the time of this writing. Down-hole geophysics is scheduled for the second quarter of 2004 to provide data for further drilling.

AS DR. MEGAW HAS SAID MANY TIMES, WE ASSEMBLED OUR PORTFOLIO

"WHILE THE LIGHTS WERE OUT."

Activities on our third project, the Batopilas Project, have proceeded on schedule to recondition the historic mine workings in order to bring mining exploration to the district for the first time ever. Considerable surface geology and mapping has been conducted, and geophysics is now ongoing, both on surface and underground. As with Juanicipio and Guigui, the Batopilas Project conforms to our business model and we believe it represents the immediate renewal of an historic 300 million ounce producer with excellent potential. Now that the Batopilas workings are accessible, the scale and style of the historic silver production is evident. Even though the maps have shown the historic work, it is not until one walks the workings that the true scale of potential for MAG can be appreciated. Modern exploration, and using some of the same techniques honed at Juanicipio, should provide exciting targets for drilling in 2004. We expect that the Batopilas Project will provide tremendous value for our shareholders in the short and long term.

To compound our growth, we have acquired three new projects. The Adargas Project in Chihuahua hosted previous production of 350,000 tonnes of oxide materials grading between 9 and 27 g/T gold and up to 1,000 g/T silver (with 36% lead and 20% zinc) during the 1920s. However, when mining descended into the sulphide zone, operations were discontinued. Geologically, Adargas appears to be an analogue to the nearby Naica mine operated by Industrias Peñoles, Mexico's largest lead mine and one of the country's leading producing silver mines. We anticipate early success in drilling underneath the previously-mined ore zone. The Cinco de Mayo Project is a carbonate replacement system similar to Guigui and is located in north-central Chihuahua. It lies directly along the same major deep crustal break that underlies many other important systems and shares many of the key features of Santa Eulalia. We believe the potential for finding a large carbonate replacement system at the Cinco de Mayo Project is excellent. The potential of this property emerged from review of data collected during 15 years of systematic exploration and study of the geologic characteristics of the prospects of Chihuahua by Dr. Peter Megaw. In addition, we optioned the Sierra Ramirez Project, located in extreme eastern Durango, approximately 80 kilometres west of the famous Providencia-Concepcion del Oro, Zacatecas District. Sierra Ramirez is another prospective carbonate replacement deposit, which produced an estimated 750,000 to 1,000,000 tonnes of very high grade (1000-3000 g/T silver) silver-lead-zinc ores from Spanish Colonial times until the mid 1960s. MAG has taken advantage of the recent consolidation of the land package with its option from a private company in Mexico.

LENGTHENING OUR STRIDE DURING 2004

Our early success at Juanicipio established a strong footing that enabled us to continue working on our other projects and build a base of support to grow toward the next level. The year 2004 will see at least four major drilling campaigns that will continue to build upon that base. We expect to continue the growth achieved during 2003.

Drilling at Adargas will commence during the second quarter of 2004 and will target the base of previous production in which the high grade material was produced. Immediately following the drilling at Adargas, we will conduct the second round of drilling at Juanicipio to delineate additional mineralization along strike from our first round of drilling and to drill additional targets identified to the west where two of the structures intersect.

4

MAG SILVER

Round two at Juanicipio will be followed by a drill program to test targets defined by geophysics at the Lagartos Project, with the goal of encountering mineralization similar to Fresnillo over 20 kilometres distant and advancing the theory that the two areas may be geologically related. We hope to make significant progress toward targeting a whole new district similar to the Fresnillo Mine.

We will also undertake our first drill campaign at the Batopilas District in 2004. We expect to correlate the structures on surface with the sampling, geology and geophysics conducted underground to delineate economic mineralization with an eye toward a possible early production scenario. In addition, we will re-evaluate our targeting parameters at the Guigui Project and consider the various options available to us in the pursuit of the mineralized source of the world's largest carbonate replacement deposit.

All of the above drilling campaigns and other work will be in addition to work advancing on our other projects, Cinco de Mayo and Sierra Ramirez, along with our continuing evaluation of new areas and our search for, and acquisition of, more quality projects. We have a solid experience base with which to continue in those endeavours.

MAG is well positioned to take advantage of the growing interest in silver. We are ahead of the curve as a result of Dr. Megaw's work long before the mining sector was revived in the past few years. Prior to the move in silver prices, we purchased our core property interest, launched our company, and assembled our team, key financial institutions, and supporters that share our vision.

We thank you for your continued support and look forward to 2004 with a great sense of anticipation.

On behalf of the Board of Directors,

George S. Young
President, CEO and Director
April 26, 2004

5

Clockwise, starting from the top right:
Ferruginous Jasperoid Vein, Cinco de Mayo Project, Chihuahua, Mexico; High-grade Stope, San Pascual Mine, Adargas Project, Chihuahua, Mexico Hematite Alteration, Juanicipio Project, Zacatecas, Mexico;

MAG SILVER

OPERATIONS REVIEW

JUANICIPIO PROPERTY
MUNICIPIO FRESNILLO
ZACATECAS, MEXICO

The Juanicipio Project covers 8,000 hectares, starting 6 kilometres west of the principal production headframe of the Fresnillo Mine that currently produces over 30 million ounces of silver per year from a series of high-grade epithermal veins that "top-out" about 200 metres below the surface. Exploration for these has historically been blind, resulting in spectacular "blind" discoveries and a skewed view of the districts' geology and magnitude. MAG's exploration concept is that Fresnillo District veins continue into the Juanicipio Claim, well beyond the current mining area. Industrias Peñoles, operators of the Fresnillo Mine, are actively tracing veins to within a few hundred metres of the Juanicipio border in several places, reinforcing this interpretation. The geology, structure, geochemistry and geophysics in Juanicipio are similar enough to Fresnillo that exploration models from Fresnillo can be readily applied to Juanicipio to generate high quality, potentially high-grade, drilling targets. Because Fresnillo's importance has made it the subject of many exploration and academic studies, there is a wealth of information to use as a basis for comparison and exploration modeling. Sunshine Mining invested over $400,000 in geology, geochemistry, geophysics and drill permitting before their final bankruptcy in 2001. MAG Silver optioned Juanicipio in 2002 and purchased 100% of the rights from a private Mexican party in mid-2003.

MAG SILVER PROJECTS IN MEXICO IN 2003

FRESNILLO TREND PROPERTIES
LAGARTOS NORTHWEST
Fresnillo
LAGARTOS SOUTHEAST
JUANICIPIO
Fresnillo Trend
Zacatecas

FRESNILLO TREND
AVINO
MESOZOIC SEDIMENTS
Durango
SAN MARTIN
PARRILLA
SOMBRERETE
COLORADA
LAGARTOS NORTHWEST
JUANICPIO
FRESNILLO
LAGARTOS SOUTHEAST
ZACATECAS
CENOZOIC VOLCANICS
REAL DE ANGELES
San Luis Potosi
Aguascalientes
> 1 B oz Ag
200-500 M oz Ag
GUANA JUATO

In 2003, MAG drilled seven diamond drill holes into six major structures targeted for their orientation, alteration history, geochemistry and geophysical anomalies. Fresnillo-style and grade (up to 730 g/T Ag) mineralization was hit in five of the seven holes, with significantly higher gold grades than typical of the known portion of the district (up to 10.9 g/T Au). The drilling confirmed the utility of the NSAMT geophysics that guided drilling and further demonstrated that the Fresnillo-style silver dominant mineralization lies well above the deep geophysical conductive anomalies that were initially targeted. The overall drilling results confirmed the exploration concept and indicated that the exploration techniques developed to date should be applicable to finding more mineralization within the known and other, as yet untested, target structures in Juanicipio.

2003 JUANICIPIO DRILLING

7

MAG SILVER

LAGARTOS PROPERTY
MUNICIPIO FRESNILLO
ZACATECAS, MEXICO

The consistently elevated gold values encountered in Juanicipio suggested a larger scale zoning than had previously been considered for the district, so MAG examined surrounding areas for possible extensions to the system, both in outcrop and under cover. A total of nearly 120,000 hectares of new claims, the Lagartos Claims, were filed by MAG after alteration similar to that successfully drilled in Juanicipio were encountered up to 35 kilometres from Juanicipio. An orientation NSAMT geophysics run over the area looks quite similar to the results from Juanicipio, so drill targets are already emerging for these new areas. Systematic geological mapping and sampling was begun by year-end and a substantial additional geophysical program is underway at this writing.

DON FIPPI PROPERTY
BATOPILAS DISTRICT
MUNICIPIO BATOPILAS
CHIHUAHUA, MEXICO

The Don Fippi Project area covers approximately 4,800 hectares centered on the historic Batopilas District located deep within the famous Copper Canyon country of southwestern Chihuahua. MAG Silver has optioned the Don Fippi Property from Minera Cascabel who consolidated over 95% of the main Batopilas District for the first time since 1913. Batopilas produced an estimated 200-300 million ounces of silver between 1660 and 1913 from bodies of very high-grade crystalline native silver irregularly distributed along a series of NE-trending structures. Batopilas ore grades range from the 1880-1913 average direct-smelting grade of 8,000 g/T (257 oz/T) to high-grade ores of up to 75% Ag. Significant tonnages of milling ore grading 265 g/T (8.5 oz/T) were also produced.

Historically, Batopilas exploration consisted of keeping a vein in the face (even if it was only a few millimeters wide) and waiting for it to blossom out again. Despite the erratic ore distribution new bonanzas were encountered regularly, indicating that ore shoots occurred frequently along the structures. MAG is applying a number of modern geological and geophysical exploration techniques to locate new ore shoots quickly and cheaply. MAG is generating the first modern detailed structural map of the district with the goal of applying NSAMT and EM geophysics to the resulting target areas. The highly conductive nature of the native silver orebodies should make them visible to these techniques and greatly reduce the risks involved in evaluating the geological targets.

Geologically, the Batopilas District lies in the Sierra Madre Occidental magmatic province, which is host to a multitude of gold-silver vein systems. The Batopilas veins are distinct from the epithermal vein deposits of the region, which typically have a productive zone only a few hundred metres high. The Batopilas silver veins are productive over a vertical interval of at least 700 metres and the bottom of the system has apparently never been reached.

One of the keys to MAG's Batopilas exploration is the Porfirio Diaz Tunnel (PDT), which gives access to over 3 kilometres of the western portion of the district. MAG has reopened and rehabilitated the PDT to establish underground access for geophysical studies, drilling geological targets, and direct headings into abandoned stopes where old reports indicate silver ores may still exist. These areas will serve as a laboratory for honing the exploration tools for finding larger scale virgin mineralization in the balance of the district.

GUIGUI PROPERTY
SANTA EULALIA DISTRICT
MUNICIPIO AQUILES SERDAN
CHIHUAHUA, MEXICO

The Santa Eulalia Mining District lies 22 kilometres east of Chihuahua City, Chihuahua in northernmost central Mexico. Santa Eulalia is the largest of a number of similar districts. Santa Eulalia produced over 450 million ounces of silver and substantial amounts of lead and zinc over the nearly 300-year period from 1702-2001. Santa Eulalia and comparable Carbonate Replacement Deposits (CRDs) are generally considered to form a spectrum of deposits related to a large, intrusive body of rock. It is the search for this intrusive source that is the foundation of exploration in the Guigui Project.

The concepts for exploration in Guigui arose from Dr. Peter Megaw's doctoral studies in the district, which included a regional study of the characteristics of localization of Santa Eulalia and related CRDs, detailed underground and surface mapping, and zoning and geochemical studies. The resulting geologic model indicated that the principal intrusive centre related to district mineralization lies concealed under volcanic cover in the Guigui claims adjacent to the historic

8

MAG SILVER

2003 GUIGUI DRILLING
Buena Tierra
Santo Domingo
Potosi Cinco
Potosi Uno
Santa Eulailia
El Tunel
San Antonio el Grande
San Antonio
GUIGUI 2
GUIGUI
Mines
2003 - 2004 Drill Holes
CSAMT line
Exploration Vectors
0
2km

mining centre. MAG optioned the Guigui Property from Minera Cascabel in 2002 and acquired 10 years of exploration investment and additional property acquisition by major and junior companies, leading to drill readiness in the process. None of the prior work included drilling. Drilling of a six hole, 4,500 metre program began in late October, 2003 and continued into 2004. A range of intrusions, breccias, and visually distinctive alterations were encountered. Assay results from sulphides encountered in the drilling are still pending at the time of this writing. A down-hole three axis BHUTM geophysical survey is scheduled to provide data for further drilling.

ADARGAS PROPERTY

MUNICIPIO JIMENEZ
CHIHUAHUA, MEXICO

The Adargas District is an under-explored 850 hectare Au, Ag, Pb, Zn, Cu Carbonate Replacement Deposit (CRD) that lies at the intersection of two exceptionally productive regional ore deposit trends. Adargas mineralization consists of a series of irregular dike contact replacement chimneys that plunge north and widen with depth. Historic data indicates that pre-1924 production from Adargas was roughly 350,000 tonnes of oxide ores grading 9-27 g/T (.25-.9 oz/T) Au, 1000 g/T (34 oz/T) Ag, and 24-36% Pb. High zinc grades are also present, but zinc was not recovered from the oxide ores. High gold grades were encountered throughout the mine, with the highest in the deeper, oxidized parts of the mine.

Adargas closely resembles the famous Naica deposit, which lies 120 metres to the north-northwest along one of the major regional trends. Naica was "rediscovered" in the mid-1950s by following dike contact mineralization to depth, changing it from an obscure occurrence to one of Mexico's major Pb-Ag-Zn mines. The exploration concept for Adargas is virtually identical, starting in the area of the major old mine and working outwards towards showings of similar mineralization that occur for several kilometres along strike.

The main Adargas Dike trends roughly north-south and has a large central bulge around which pervasive silicification and replacement mineralization are focused. The dike itself carries anomalous gold. The Ridge Dikes trend northwest and occupy axial structures running the length of the anticline. Mineralization occurs sporadically along these dikes as well, but they have never been systematically explored.

MAG acquired the property from Minera Cascabel who worked the property from 1991 to 1998. Initial drilling by a previous explorer indicated that there is additional untested potential for the property.

The district's potential is high with immediate defined drilling targets. Further, geology, alteration, mineralization, and additional CSAMT anomalies suggest numerous additional targets in the district. Deeper targets, modeled on treating the surface mineralization as leakages from a larger system trapped beneath a relatively impermeable unit, are also attractive.

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MAG SILVER

CINCO DE MAYO PROPERTY
MUNICIPIO VILLA AHUMADA
CHIHUAHUA, MEXICO

Cinco de Mayo is a 2,500 hectare Carbonate Replacement Deposit (CRD) prospect located in north-central Chihuahua. The potential of this property emerged from review of data collected during 15 years of systematic exploration and study of the geologic characteristics of the CRDs prospects of Chihuahua by Dr. Peter Megaw and Minera Cascabel from whom MAG optioned the property. This compilation revealed key features that set the important CRD systems like Santa Eulalia, Naica, Bismark, and San Pedro Corralitos apart from the numerous small CRD showings and Mississippi Valley Deposits that occur elsewhere in the region. Cinco de Mayo lies directly along the same major deep crustal break that underlies these important CRD/skarn systems and shares many of the key features of the distal parts of Santa Eulalia, indicating that the potential for finding a large CRD system is excellent.

Exploration work in the covered areas will be largely blind and will necessitate using geochemical and geophysical techniques to trace mineralization beneath this cover. The mineralization is known to contain magnetic pyrrhotite, indicating that airborne or ground magnetics may be useful. NSAMT may also be useful in delineating deeper structure and various soil-geochemical prospecting tools will be employed to locate mineralization centers. Drill targets should be developed quickly for drilling in six to eight months.

SIERRA RAMIREZ PROPERTY
SIERRA RAMIREZ DISTRICT
MUNICIPIO SAN JUAN DE GUADALUPE
DURANGO, MEXICO

The Sierra Ramirez District lies in extreme eastern Durango, approximately 80 kilometres west of the famous Providencia-Concepcion del Oro, Zacatecas District. Sierra Ramirez is a typical Mexican Carbonate Replacement Deposit (CRD) that produced and estimated 750,000-1,000,000 tonnes of very high-grade (1000-3000 g/T Ag) Ag-Pb-Zn ores from Spanish Colonial times until the mid 1960s. Until recently, the land status was highly fractionated, but MAG has acquired over 80% of the district by option from Minera Rio Tinto of Chihuahua, Mexico. Significant work was done by Kennecott in the 1990s, but they abandoned the property prior to drilling.

Basic geological, geochemical and geophysical work will be undertaken in 2004 to define drilling targets.

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MAG SILVER

MANAGEMENT DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS

Our North American office and principal place of business is located at Suite 800, 409 Granville, Vancouver, British Columbia, Canada, V6C 1T2 (phone: 604-630-1399). The Company is a "reporting" company in the Provinces of British Columbia, Alberta and Ontario.

In August 2002, the Company entered into an arms' length agreement dated August 8, 2002 with Ing. Porfirio Cesar Augusto Padilla Lara, Dr. Peter Megaw and Dr. Carl Kuehn pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Minera Los Lagartos, S.A. de C.V., a private company incorporated pursuant to the laws of the Mexican Republic in the mineral exploration business "Lagartos". As consideration for the acquisition, the Company agreed to pay the vendors the sum of US$5,000, and to further pay the sum of US$50,000 for the reimbursement of funds advanced to secure the Juanicipio Property Option plus applicable purchase and transfer costs. This transaction became the Company's qualifying transaction, under which a financing was completed on April 15, 2003, which raised gross proceeds of $5,750,000.

In addition, effective April 2003, the Company, through Lagartos, entered into an agreement which gives it the right to explore and acquire a 100% interest in the Don Fippi Property and a 100% interest in the GuiGui Property (as described in Note 8 to the financial statements).

MAG Silver Corp. is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Mexico. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company's ability to joint venture or dispose of its interests on an advantageous basis.

a) Results of Operations

Interest income for the year ended December 31, 2003 amounted to $77,468 as compared to $905 for the same period in 2002. Cash on hand during 2002 was low and as a result, interest income was also low. During the first quarter of 2003, the Company was actively pursuing the completion of the qualifying transaction and a financing by way of a public offering in Canada. The acquisition of Lagartos was completed on January 15, 2003 and commencing on this date, the Company consolidated Lagartos' financial position and results of operations in its financial statements. The main assets held in Lagartos are its interests in the Juanicipio, Don Fippi and Guigui properties located in Mexico. Expenses for the year ended December 31, 2003 totalled $915,007, compared to $123,536 for the same period in 2002. The Company was not very active in the first half of 2002. Increased activity levels combined with the filing of the Company's qualifying transaction and prospectus in April 2003 caused the Company to incur higher costs in 2003. In particular, accounting, legal and filing fees were much higher than in previous periods. Significant expense items in 2003 were Accounting and Audit - $142,437 (2002 - $24,849); Legal - $108,517 (2002 - $58,849); Travel - $130,732 (2002 - $Nil); Filing Fees paid to the Toronto Stock Exchange and the British Columbia Securities Commission and Transfer Agent fees - $54,924 (2002 - $29,166); Management and Consulting fees - $259,220 (2002 - $Nil) and Shareholder Relations - $61,359 (2002 - $Nil). Other items related to general and administrative categories totalled an aggregate amount of $157,818 (2002 - $69,521). Of the $367,737 incurred for Management, Consulting and legal fees during 2003, $97,325 was paid to the Company's President. His duties include the management of corporate affairs, legal matters, property acquisitions, fundraising and financing, shareholder relations, and administrative and filing responsibilities. The balance of $270,412 was paid to arm's length consultants for services related to legal contract completions, project management, corporate administration

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MAG SILVER

and general services. Legal fees related to the completion of the Company's qualifying transaction and the travel expenses primarily related to visiting the Company's properties in Mexico.

b) Exploration Programs and Expenditures

The commencement of business activities in Mexico during 2003 resulted in the Company incurring resource property expenditures for acquisitions and exploration programs. Mineral property expenditures for the year ended December 31, 2003 totalled $3,255,668 as compared to $116,552 for 2002. Mineral property acquisition costs of $1,235,928 were incurred in 2003. Of this amount, $530,000 was incurred by the issuance of 700,000 shares at a price of $0.50 per share and 200,000 shares at the price of $0.90 per share, while the balance was paid in cash. For 2002 acquisition costs were $78,750. Exploration expenditures for field work in Mexico for 2003 totalled $2,019,740 as opposed to $37,802 for 2002.

On July 16, 2003, the Company acquired 100% of the issued and outstanding shares of Lexington Capital Group Inc. whose main asset is its indirect interest in the Juanicipio 1 claim that encompasses the Juanicipio Property. Under the terms of the acquisition agreement, MAG paid the vendor US $250,000 and issued 200,000 shares of its common stock at a price of $0.90 per share. By making this acquisition the Company is now in a position to eliminate the future option payments, royalty and work commitments relating to the Juanicipio Property.

Phase 1 drilling at Juanicipio targeted six major surface-mapped structures coincident with strong NSAMT geophysical anomalies along the projection of veins being mined in the adjoining Fresnillo Mine area. Fresnillo style mineralization and grades were encountered in four out of six target structures drilled in Phase 1 and both of the two remaining holes hit veinlets with grades indicating that favourable areas were being approached prior to either losing (Hole 3) or terminating the hole (Hole 4) (See Press Release of October 14, 2003). *Note that an overlimit assay for the Hole 1 intercept shows significantly higher silver grades than previously reported for this interval* (see Press Release of November 13, 2003). Drilling results from the last two holes showed that silver dominant mineralization lies well above the base-metal rich "root zone" mineralization that appears to cause the deep NSAMT anomalies (See Press Release of November 13, 2003).

During the year the Company initially staked a claim to 11,388 hectares of uninterrupted open ground west and north of its Juanicipio 1 claim, and later added an additional 110,000 hectares, approximately, to the west, north, south and east along the Fresnillo Trend.

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MAG SILVER

c) Administration Expenses

The Company was not very active in the first half of 2002. Increased activity levels combined with the filing of the Company's qualifying transaction and prospectus in April 2003 caused the Company to incur higher costs in 2003. In particular, accounting, legal and filing fees were much higher than in prior periods. Significant expense items in 2003 were Accounting and Audit - $142,437 (2002 - $24,849); Legal - $108,517 (2002 - $58,849); Travel - $130,732 (2002 - $Nil); Filing Fees paid to the Exchange and the British Columbia Securities Commission and Transfer Agent fees - $54,924 (2002 - $29,166); Management and Consulting fees - $259,220 (2002 - $Nil) and Shareholder Relations - $61,359 (2002 - $Nil). Other items related to general and administrative categories totalled an aggregate amount of $157,818 (2002 - $69,521). Of the $367,737 incurred for Management, Consulting and legal fees during 2003, $97,325 was paid to the Company's President. His duties include the management of corporate affairs, legal matters, property acquisitions, fundraising and financing, shareholder relations, and administrative and filing responsibilities. The balance of $270,412 was paid to arm's length consultants for services related to legal contract completions, project management, corporate administration and general services. Legal fees related to the completion of the Company's Qualifying Transaction and the travel expenses primarily related to visiting the Company's properties in Mexico.

d) Related Party Transactions

e) Shareholder Relations' Expenses

The Company incurred shareholder relations' expenses during 2003 totaling $61,359 (2002 – $Nil). Such expenses in 2002 were lower than in 2003 as the Company was not active in this regard during 2002. The Company manages its shareholder relations as an internal function. During 2003 the Company was active in raising its profile with both retail and institutional investors. MAG Silver Corp. distributes and presents information about the Company primarily to shareholders, investment and brokerage institutions and international analysts and money managers. The Company also attends trade shows, seminars, and mining conferences.

f) Travel and Promotion Expenses

Travel and promotion expenses for the year amounted to $130,732 (2002 – $Nil). These activities relate to the supervision of ongoing operations, new property investigations and meetings with potential institutional and sophisticated investors.

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MAG SILVER

g) Property Acquisition Expenses

Property acquisition expenditures during the year totaled $1,235,928 (2002 - $78,750) in cash and shares. Cash and share payments for properties during the year include $815,629 for Juanicipio, $181,812 for Guigui, $173,534 for Don Fippi, $21,519 for Lagartos, and $43,434 for Sierra Ramirez.

The sum of all payments required to all of the Company's mineral rights are greater than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers to be of merit.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at December 31, 2003 amounted to $4,795,822 compared to $167,276 at December 31, 2002, the increase from December 31, 2002 primarily being the result of the issuance of 11,500,000 units of the Company for gross proceeds of $5,750,000 and warrants being exercised. Cash expenditures during the year ended December 31, 2003 resulted primarily from ongoing general and administrative expenses and costs related to the qualifying transaction and offering completed in April 2003, the acquisition of Lagartos, Lexington and mineral property expenditures.

Accounts payable and accrued liabilities related mainly to mineral property expenditures totalled $208,018 at December 31, 2003.

On April 15, 2003, concurrent with the completion of its qualifying transaction, the Company raised gross proceeds of $5,750,000 from its public offering of 11,500,000 units at a price of $0.50 per unit. Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $0.75 per share for a period of two years from closing. The agents for the offering, Raymond James Ltd. and Pacific International Securities Inc., were granted warrants to purchase up to 1,150,000 shares of the Company at a price of $0.50 exercisable for a period of two years from the date of closing. Commissions on the offering were paid to the agents consisting of 10,000 shares and $460,000. Corporate finance fees, legal fees and disbursements related to the offering totalled approximately $140,500. Net proceeds to the Company from this financing were approximately $5,149,500. Subsequent to the completion of this financing the Company has sufficient free working capital to meet present requirements and execute its business plan. However, there is no assurance that additional funding will be available to the Company and it may again become dependent upon the efforts and resources of its directors and officers for future working capital.

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars. As a result the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

CORPORATE GOVERNANCE

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board's review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The board of directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the board on specific topics.

SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company:

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MAG SILVER

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated balance sheets of MAG Silver Corp. (formerly Mega Capital Investments Inc.) (an exploration stage company) as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003 and the cumulative period from April 21, 1999 to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 and the cumulative period from April 21, 1999 to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
March 30, 2004

COMMENTS BY AUDITORS ON CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCE

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, our report to the Shareholders dated March 30, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
March 30, 2004

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MAG SILVER

MAG Silver Corp.

(Formerly Mega Capital Investments Inc.) (An exploration stage company)

CONSOLIDATED BALANCE SHEETS

December 31	**2003**	2002
ASSETS		
CURRENT		
Cash and cash equivalents	**$ 4,795,822**	$ 167,276
Accounts receivable	**259,501**	76
Interest receivable	**64,127**	—
Prepaid expenses	**8,750**	—
TOTAL CURRENT ASSETS	**5,128,200**	167,352
ADVANCES TO MINERA LOS LAGARTOS SA de CV (Note 10)	—	113,139
MINERAL RIGHTS (Note 8)	**1,314,678**	78,750
DEFERRED EXPLORATION COSTS (Note 8)	**2,057,542**	37,802
EQUIPMENT (Note 4)	**34,374**	3,582
DEFERRED FINANCING FEES	—	7,500
TOTAL ASSETS	**$ 8,534,794**	$ 408,125
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**$ 208,018**	$ 58,880
TOTAL LIABILITIES	**208,018**	58,880
SHAREHOLDERS' EQUITY		
Share capital (Note 5)		
Authorized - 1,000,000,000 common shares, without par value		
Issued and outstanding at December 31, 2003		
- 23,093,995 common shares (December 31, 2002 - 3,000,000)	**9,504,984**	390,222
Special warrants (Note 6)	—	375,000
Contributed surplus (Note 5 (c))	**75,308**	—
Deficit	**(1,253,516)**	(415,977)
TOTAL SHAREHOLDERS' EQUITY	**8,326,776**	349,245
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$8,534,794**	$ 408,125
NATURE OF BUSINESS (Note 1)		

See accompanying Notes to the Consolidated Financial Statements

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MAG SILVER

MAG Silver Corp.

(Formerly Mega Capital Investments Inc.) (An exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Cumulative amount from April 21, 1999 to December 31, 2003
REVENUE	**$ –**	$ –	$ –	$ –
EXPENSES				
Audit and Accounting	**142,437**	24,849	11,080	191,286
Amortization	**1,861**	–	–	1,861
Bank Charges and Interest	**16,285**	–	–	16,285
Filing and Transfer Agent Fees	**54,924**	29,166	7,925	95,169
Foreign Exchange	**45,487**	—	—	45,487
Legal	**108,517**	58,849	16,100	193,652
Management Consulting Fees	**259,220**	–	–	259,220
Shareholder Relations	**61,359**	–	–	61,359
Telephone and Office	**94,185**	7,010	1,913	104,435
Travel	**130,732**	–	–	130,732
Write-off of Advances (Note 3)	**–**	3,662	248,758	252,420
Write-off of Computer Software	**–**	–	2,673	2,673
	915,007	123,536	288,449	1,354,579
LOSS BEFORE THE FOLLOWING	**(915,007)**	(123,536)	(288,449)	(1,354,579)
INTEREST INCOME	**77,468**	905	8,810	101,063
LOSS FOR THE PERIOD	**$ (837,539)**	$ (122,631)	$ (279,639)	$ (1,253,516)
BASIC AND DILUTED LOSS PER SHARE	**$ (0.06)**	$ (0.08)	$ (0.19)	
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	**14,455,369**	1,500,000	1,500,000	

See accompanying Notes to the Consolidated Financial Statements

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MAG SILVER

MAG Silver Corp.

(Formerly Mega Capital Investments Inc.) (An exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Cumulative amount from April 21, 1999 to December 31, 2003
OPERATING ACTIVITIES				
Loss for the Period	$(837,539)	$(122,631)	$(279,639)	$(1,253,516)
Items not involving cash:				
Write-off of computer software	–	–	2,673	2,673
Write-off of investment	–	3,662	248,758	252,420
Amortization	1,861	–	–	1,861
Non-cash compensation expense	75,308	–	–	75,308
Changes in operating assets and liabilities				
Accounts receivable	(259,425)	(76)	–	(259,501)
Interest receivable	(64,127)	–	–	(64,127)
Prepaid expenses	(8,750)	–	–	(8,750)
Accounts payable and accrued liabilities	149,138	44,852	4,351	208,018
	(943,534)	(74,193)	(23,857)	(1,045,614)
INVESTING ACTIVITIES				
Term Deposit	–	–	380,296	–
Advances to Advance Disc Manufacturing Corporation	–	16,338	(268,758)	(252,420)
Purchase of equipment	(32,653)	(3,582)	(2,673)	(38,908)
Advances to Minera Los Lagartos, S.A.de C.V.	–	(113,139)	–	(113,139)
Aquisition of Minera Los Lagartos, S.A.de C.V. (Note 10)	(7,500)	–	–	(7,500)
Acquisition of Lexington Capital Group Inc. (Note 10)	(350,000)	–	–	(350,000)
Mineral rights	(202,132)	(78,750)	–	(280,882)
Deferred exploration costs	(2,052,897)	(37,802)	–	(2,090,699)
	(2,645,182)	(216,935)	108,865	(3,133,548)
FINANCING ACTIVITIES				
Issue of share capital	8,217,262	–	–	8,607,484
Issue of special warrants	–	375,000	–	375,000
Deferred financing costs	–	(7,500)	–	(7,500)
	8,217,262	367,500	–	8,974,984
INCREASE (DECREASE) IN CASH	4,628,546	76,372	85,008	4,795,822
CASH, BEGINNING OF PERIOD	167,276	90,904	5,896	–
CASH, END OF PERIOD	$ 4,795,822	$ 167,276	$ 90,904	$ 4,795,822
Income taxes paid	$ –	$ –	$ –	$ –
Interest Paid	$ 12,500	$ –	$ –	$ 12,500
Issue of shares in connection with acquisition of Minera Los Lagartos, S.A.de C.V. (Note 10)	$ 250,00	$ –	$ –	$ 250,000
Issue of shares in exchange for mineral property options rights	$ 100,00	$ –	$ –	$ 100,000
Issue of shares in connection with acquisition of Lexington Capital Group Inc. (Note 10)	$ 180,000	$ –	$ –	$ 180,000

19

See accompanying Notes to the Consolidated Financial Statements

MAG SILVER

8. MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Year ended December 31, 2003					
	Juanicipio	Don Fippi	Guigui	Lagartos	Sierra Ramirez	Total
Acquired mineral rights						
Balance, beginning of year	$ 78,750	$ –	$ –	$ –	$ –	$ 78,750
Incurred during year	815,629	173,534	181,812	21,519	43,434	1,235,928
Balance, end of year	894,379	173,534	181,812	21,519	43,434	$ 1,314,678
Deferred exploration costs						
Camp costs	$ 82,078	$ 32,910	$ 27,223	$ -	$ -	$ 142,211
Drilling	734,648	-	345,485	-	-	1,080,133
Geochemical	16,611	702	-	-	-	17,313
Geological	158,333	181,403	132,042	-	-	471,778
Geophysical	3,238	46,060	-	-	-	49,298
Maps, fees and licenses	19,380	11,375	17,923	17,961	-	66,639
Research	4,522	4,522	4,522	-	-	13,566
Travel	40,690	23,497	9,658	-	-	73,845
Transport and shipping	7,265	-	60	-	-	7,325
Site Administration	65,966	22,723	8,943	-	-	97,632
	1,132,731	323,192	545,856	17,961	-	2,019,740
Balance, beginning of year	12,601	12,601	12,600	-	-	37,802
Balance, end of year	$ 1,145,332	$ 335,793	$ 558,456	$ 17,961	$ -	$ 2,057,542

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Cash	$ 350,000
200,000 common shares	180,000
	$ 530,000

11. SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company:

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The material differences between Canadian and US GAAP affecting the Company's financial statements are summarized below.

Consolidated Balance Sheet

	Year ended December 31,		
	2003	2002	2001
Total asseets under Canadian GAAP	**$ 8,534,794**	$ 408,125	$ 110,904
Deferred exploration costs (a)	**(2,057,542)**	(37,802)	-
Amortization of mineral rights (a)	**(601,000)**	-	-
Total assets under US GAAP	**$5,876,252**	$370,323	$110,904
Total liabilities under Canadian and US GAAP	**$208,018**	$58,880	$14,028
Shareholders' equity under Canadian GAAP	**8,326,776**	349,245	96,876
Deferred exploration costs (a)	**(2,057,542)**	(37,802)	-
Amortization of mineral rights	**(601,000)**	-	-
Shareholders' equity under US GAAP	**5,668,234**	311,443	96,876
Total liabilities and shareholders' equity under US GAAP	**$5,876,252**	$370,323	$110,904
Financing activites			
Financing activities under Canadian and US GAAP	**$8,217,262**	**$367,500**	**$ -**

Consolidated Statement of Operations and Defecit

	Year ended December 31,			Cumulative amount from April 21, 1999 to December 31,
	2003	2002	2001	2003
Net Loss under Canadian GAAP	**$(837,539)**	$(122,631)	$(279,639)	$(1,253,516)
Deferred exploration costs (a)	**(2,019,740)**	(37,802)	-	(2,057,542)
Amortization of mineral rights (a)	**(601,000)**	-	-	(601,000)
Compensation expense (b)	**(600,000)**	-	-	(600,000)
Net loss under US GAAP	**$(4,508,279)**	$(160,433)	$(279,639)	$(4,512,058)
Basic and diluted loss per share under US GAAP	**$(0.28)**	$(0.11)	$(0.19)	

Consolidated Statement of Cash Flows

	Year ended December 31,			Cumulative amount from April 21, 1999 to December 31,
	2003	2002	2001	2003
Operating activities				
Operating activities under Canadian GAAP	**$(943,534)**	$(74,193)	$(23,857)	$(1,045,614)
Deferred exploration costs (a)	**(2,019,740)**	(37,802)	-	(2,090,699)
Operating activites under US GAAP	**($2,963,274)**	$(111,995)	$(23,857)	$(3,174,115)
Investing activities				
Investing activities under Canadian GAAP	**$(2,645,182)**	$(216,935)	$108,865	$(3,133,548)
Deferred exploration costs (a)	**2,019,740**	37,802	-	2,090,699
Investing activities under US GAAP	**$(625,442)**	$(179,133)	$108,865	$(1,005,047)
Financing activites				
Financing activities under Canadian and US GAAP	**$8,217,262**	**$367,500**	**$ -**	**$8,974,984**

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MAG SILVER

(a) Exploration expenditures and costs of acquired mineral rights

Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore. Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of economically exploitable reserves. For US GAAP purposes the Company therefore expensed its exploration expenditures.

Furthermore, under US GAAP, the costs of acquisition of mineral property rights are generally classified as intangible assets and should be amortized over their useful life which in the case of a mineral right on a property without proven and probable reserves, is the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets. Under Canadian GAAP, costs of acquiring mineral rights may be considered as tangible property. As a result, for US GAAP purposes, the Company is amortizing the cost of the mining rights acquired in the Lagartos and Lexington transactions on a straight line basis over the period it is expected that further exploration will occur on the properties which varies from 15 months to 31 months. Under US GAAP the Financial Accounting Standards Board has recently concluded that mineral rights have the characteristics of tangible assets. The effect of any transitional rules to implement this guidance is unknown at this time but may require revisions to the company's accounting policies in the future.

(b) Accounting for stock-based compensation

Under Canadian GAAP, the Company's shares issued with escrow restrictions are recorded at their issue price and are not revalued upon their release from escrow. Under U.S. GAAP, escrow shares which are released upon the Company meeting certain performance criteria are considered to be contingently issuable. Under US GAAP, the Company would record compensation expense of $600,000 for the shares, which are held in escrow and are to be released as to one-third each year following the completion of the qualifying transaction, which occurred on April 15, 2003, based on the fair value of the shares on the date of satisfaction of the conditions for their release.

For US GAAP purposes the Company accounts for stock based compensation to employees and directors under Accounting Principles Board Opinion No 25, *Accounting for Stock Issued to Employees*, ("APB No. 25"), using the intrinsic value based method whereby compensation costs is recorded for the excess, if any, of the quoted market price of the Company's shares at the date granted over the exercise price. As at June 30, 2003, no compensation cost has been recorded for any period under this method.

Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS No. 123 does, however, allow the Company to continue to measure the compensation cost in accordance with APB No. 25. The Company has therefore adopted the disclosure-only provisions of SFAS No. 123.

The following pro forma financial information presents the net loss and the loss per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees.

	Year ended December 31,			Cumulative amount from April 21, 1999 to December 31,
	2003	2002	2001	2003
Net loss for the period under US GAAP	**$(4,058,279)**	$(160,433)	$(279,639)	$(4,364,215)
Stock based compensation costs	**(248,128)**	(6,126)	(6,126)	(264,000)
Pro forma net loss	**$(4,306,407)**	$(166,559)	$(285,765)	$(4,628,875)
Pro forma basic and diluted loss per share	$(0.30)	$(0.11)	$(0.19)	

The additional amounts for pro forma stock-based compensation have been determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company's share price of 63% an annual risk free interest rate of 3.76% and expected lives of five years.

(c) Recent accounting pronouncements

In April 2003, SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, was issued. In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contract, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities*. SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability. SFAS No. 150 applies to mandatorily redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*, an interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. It is not expected that the adoption of FIN No. 46 will have a material effect on the Company's financial position or results of operations..

27

MAG SILVER

MANAGEMENT PROFILE

George S. Young

President, CEO and Director

Mr. Young is an attorney and engineer by profession, with 28 years of experience in the mining industry. He also holds a B.Sc. in Metallurgical Engineering and a J.D. degree from the University of Utah. Mr. Young has had a significant role in the acquisition, development, financing or operation of seventeen mining projects in North and South America. Mr. Young has spent significant time living in Latin America and is fluent in Spanish. He began his career at Kennecott Copper Corporation as an engineer involved in the construction and start-up of a new copper smelter and later served as general counsel and in management of major mining corporations and utilities. Previous positions include the President, CEO and Director of Oro Belle Resources Corporation, General Counsel for Bond International Gold, Inc., and General Counsel and Acting General Manager for the Intermountain Power Agency.

Dave Pearce

Director and Secretary

Mr. Pearce is President of Palmer Beach Properties Inc., a private real estate development and investment company with real estate, retail and equity holdings in Canada. Since June 1995, Mr. Pearce has been President of Function Gate Hardware Ltd., which owns and operates a Home Hardware store in Whistler, British Columbia, and Function Gate Holdings Ltd., a real estate development company operating in Whistler and Pemberton, British Columbia. Mr. Pearce is also a director of MAX Resource Corp., a high-grade mineral exploration company which trades on the TSX.V Exchange.

R. Michael Jones

Director

Mr. Jones brings 17 years of experience as a professional geological engineer and has been involved with raising over $200 million for exploration, mining development and production. He was a founder of Glimmer Resources Inc. and was responsible for the discovery of the Glimmer Gold mine in Ontario. During a six-year tenure as President of Cathedral Gold, Mr. Jones ran a producing mining company and was involved in the review of a feasibility study and financing for a $1 billion mining project during two years as Vice President with Aber Resources. Mr. Jones also served on the Securities Policy Advisory Committee of the British Columbia Securities Commission for six years. Mr. Jones holds a B.A.Sc. in geological engineering from University of Toronto.

Eric H. Carlson

Director

Mr. Carlson has over 17 years of real estate investment, development, and management experience. Mr. Carlson has been President and Chief Executive Officer of Anthem Properties Corp. ("Anthem") since July 1994. Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the United States. Mr. Carlson has also been President and a director of Kruger Capital Corp. since December 1992. Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Frank Hallam

CFO

Mr. Hallam was the original founder of New Millennium Metals Inc. He was previously an auditor with Coopers and Lybrand. Mr. Hallam has extensive experience at the senior management level with several publicly listed resource companies. He is a Chartered Accountant and has a degree in business administration from Simon Fraser University.

Dr. Peter K.M. Megaw

Consulting Geologist

President of IMDEX/Cascabel and co-founder of Minera Cascabel S.A. de C.V. since their inception in 1988, Dr. Megaw's initial involvement in Mexican geology was through his MS research at the University of Texas at Austin, and later his Ph.D. work at the University of Arizona. The latter was an in-depth exploration-focused geological/geochemical study of the Santa Eulalia Ag-Pb-Zn District, Chihuahua and Carbonate Replacement Deposits (CRDs) in general. After 27 years Pedro is fluent in Spanish and has become a well-known individual in the Mexican Mining industry. He has given very well received seminars on the legal, logistical, and geological realities of mining exploration in Mexico to over 25 major and junior companies over the last 15 years. Peter's primary exploration foci are CRDs, Vein Deposits and Porphyry Copper Deposits. He specializes in property evaluation and acquisition for clients through collaboration with his associates in Minera Cascabel.

28

CORPORATE INFORMATION

OFFICE:

800 – 409 Granville Street
Vancouver, BC
Canada V6C 1T2
T: 604-630-1399
F: 604-484-4710
info@magsilver.com
www.magsilver.com

DIRECTORS AND OFFICERS:

George S. Young
Director & President

Dave Pearce
Director & Secretary

R. Michael Jones
Director

Eric Carlson
Director

Frank Hallam
CFO

REGISTERED OFFICE:

1400 – 1055 West Hastings Street
Vancouver, BC
Canada, V6E 2E9

REGISTRAR AND TRANSFER AGENT:

LEGAL COUNSEL:

Catalyst Corporate Finance Lawyers
1400 – 1055 West Hastings Street
Vancouver, BC
Canada, V6E 2E9

AUDITORS:

Deloitte & Touche LLP
2800 – 1055 Dunsmuir Street
Vancouver, BC
Canada, V7X 1P4

SHARE LISTING:

TSX.V: MAG
SEC Form 20F File # 0-50437

CAPITALIZATION:

Issued & Outstanding
23,713,245

Escrowed
1,180,000

Options & Warrants
Options
1,030,000
Warrants
3,186,755

April 26, 2004

Disclaimer.: This annual report may contain projections or other forward-looking statements regarding future events and/or future financial performance. Such statements are only predictions and actual events or results may differ materially. The Company relies on Safe Harbour Rules with respect to any projections or forward-looking statements that may be contained within this report. All investors are referred to the more complete disclosure contained in the Company's documents filed from time to time with the United States Securities and Exchange Commission and the British Columbia Securities Commission, specifically the Company's last filed Form 20F and alternate form of Annual Information Form.

MAG SILVER

800-409 GRANVILLE STREET, VANCOUVER BC V6C 1T2
604.630.1399 | 866.630.1399 | WWW.MAGSILVER.COM

TSX.V: MAG

Independent Auditors' Report

We have audited the consolidated balance sheets of MAG Silver Corp. (formerly Mega Capital Investments Inc.) (an exploration stage company) as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003 and the cumulative period from April 21, 1999 to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 and the cumulative period from April 21, 1999 to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
March 30, 2004

Comment by Independent Auditors on Canada - United States of America Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America, our report to the Shareholders dated March 30, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
March 30, 2004

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)
(An exploration stage company)

Consolidated Balance Sheets

	December 31, 2003	December 31, 2002
ASSETS		
CURRENT		
Cash and cash equivalents	$ 4,795,822	$ 167,276
Accounts receivable	259,501	76
Interest receivable	64,127	-
Prepaid expenses	8,750	-
TOTAL CURRENT ASSETS	5,128,200	167,352
ADVANCES TO MINERA LOS LAGARTOS SA de CV (Note 10)	-	113,139
MINERAL RIGHT ACQUISITION COSTS (Note 8)	1,314,678	78,750
DEFERRED EXPLORATION COSTS (Note 8)	2,057,542	37,802
EQUIPMENT (Note 4)	34,374	3,582
DEFERRED FINANCING FEES	-	7,500
TOTAL ASSETS	$ 8,534,794	$ 408,125
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 208,018	$ 58,880
TOTAL LIABILITIES	208,018	58,880
SHAREHOLDERS' EQUITY		
Share capital (Note 5)		
Authorized - 1,000,000,000 common shares, without par value		
Issued and outstanding at December 31, 2003 - 23,093,995 common shares (December 31, 2002 - 3,000,000)	9,504,984	390,222
Special warrants (Note 6)	-	375,000
Contributed surplus (Note 5 (c))	75,308	-
Deficit	(1,253,516)	(415,977)
TOTAL SHAREHOLDERS' EQUITY	8,326,776	349,245
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 8,534,794	$ 408,125

NATURE OF BUSINESS (Note 1)

APPROVED BY

(Signed) George S. Young
George S. Young, President

(Signed) Frank Hallam
Frank Hallam, Chief Financial Officer

See accompanying Notes to the Consolidated Financial Statements.

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Cumulative amount from April 21, 1999 to December 31, 2003
REVENUE	$ -	$ -	$ -	$ -
EXPENSES				
Audit and accounting	142,437	24,849	11,080	191,286
Amortization	1,861	-	-	1,861
Bank charges and interest	16,285	-	-	16,285
Filing and transfer agent fees	54,924	29,166	7,925	95,169
Foreign exchange	45,487	-	-	45,487
Legal	108,517	58,849	16,100	193,652
Management consulting fees	259,220	-	-	259,220
Shareholder relations	61,359	-	-	61,359
Telephone and office	94,185	7,010	1,913	104,435
Travel	130,732	-	-	130,732
Write-off of advances (Note 3)	-	3,662	248,758	252,420
Write-off of computer software	-	-	2,673	2,673
	915,007	123,536	288,449	1,354,579
LOSS BEFORE THE FOLLOWING	(915,007)	(123,536)	(288,449)	(1,354,579)
INTEREST INCOME	77,468	905	8,810	101,063
LOSS FOR THE PERIOD	$ (837,539)	$ (122,631)	$ (279,639)	$ (1,253,516)
BASIC AND DILUTED LOSS PER SHARE	$ (0.06)	$ (0.08)	$ (0.19)	
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	14,455,369	1,500,000	1,500,000	

See accompanying Notes to the Consolidated Financial Statements.

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Cumulative amount from April 21, 1999 to December 31, 2003
OPERATING ACTIVITIES				
Loss for the period	$ (837,539)	$ (122,631)	$ (279,639)	$ (1,253,516)
Items not involving cash:				
Write-off of computer software	-	-	2,673	2,673
Write-off of investment	-	3,662	248,758	252,420
Amortization	1,861	-	-	1,861
Non-cash compensation expense	75,308	-	-	75,308
Changes in operating assets and liabilities				
Accounts receivable	(259,425)	(76)	-	(259,501)
Interest receivable	(64,127)	-	-	(64,127)
Prepaid expenses	(8,750)	-	-	(8,750)
Accounts payable and accrued liabilities	149,138	44,852	4,351	208,018
	(943,534)	(74,193)	(23,857)	(1,045,614)
INVESTING ACTIVITIES				
Term deposit	-	-	380,296	-
Advances to Advance Disc Manufacturing Corporation	-	16,338	(268,758)	(252,420)
Purchase of equipment	(32,653)	(3,582)	(2,673)	(38,908)
Advances to Minera Los Lagartos, S.A. de C.V.	-	(113,139)	-	(113,139)
Acquisition of Minera Los Lagartos, S.A. de C.V. (Note 10)	(7,500)	-	-	(7,500)
Acquisition of Lexington Capital Group Inc. (Note 10)	(350,000)	-	-	(350,000)
Mineral rights	(202,132)	(78,750)	-	(280,882)
Deferred exploration costs	(2,052,897)	(37,802)	-	(2,090,699)
	(2,645,182)	(216,935)	108,865	(3,133,548)
FINANCING ACTIVITIES				
Issue of share capital	8,217,262	-	-	8,607,484
Issue of special warrants	-	375,000	-	375,000
Deferred financing costs	-	(7,500)	-	(7,500)
	8,217,262	367,500	-	8,974,984
INCREASE (DECREASE) IN CASH	4,628,546	76,372	85,008	4,795,822
CASH, BEGINNING OF PERIOD	167,276	90,904	5,896	-
CASH, END OF PERIOD	$ 4,795,822	$ 167,276	$ 90,904	$ 4,795,822
Income taxes paid	$ -	$ -	$ -	$ -
Interest paid	$ 12,500	$ -	$ -	$ 12,500
Issue of shares in connection with acquisition of Minera Los Lagartos, S.A. de C.V. (Note 10)	$ 250,000	$ -	$ -	$ 250,000
Issue of shares in exchange for mineral property option rights	$ 100,000	$ -	$ -	$ 100,000
Issue of shares in connection with acquisition of Lexington Capital Group Inc. (Note 10)	$ 180,000	$ -	$ -	$ 180,000

See accompanying Notes to the Consolidated Financial Statements.

MAG SILVER CORP.
(formerly Mega Capital Investments Inc.)
(An exploration stage company)
Year ended December 31, 2003, 2002 and 2001 and cumulative from April 21, 1999 to December 31, 2003

3. ADVANCES TO DISC MANUFACTURING CORPORATION

On May 2, 2001, the Company entered into a share exchange agreement with Advanced Disc Manufacturing Corporation ("ADMC") and the shareholders of ADMC. The Company would purchase all of the issued and outstanding common shares of ADMC in exchange for the issuance of 3,000,000 common shares of the Company to ADMC's shareholders. In contemplation of the closing of this agreement, the Company advanced ADMC a total of $268,758 to finance operations.

Due to the failure to complete the transaction, the Company wrote down its advance to $20,000 and took a $248,758 charge to operations in 2001. Subsequently, the Company accepted $16,338 as full settlement of the obligation and therefore recognized a further charge to operations of $3,662 in 2002.

4. EQUIPMENT

	December 31, 2003			December 31, 2002
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Computer equipment and software	$ 11,423	$ 1,271	$ 10,152	$ 3,582
Field equipment	24,812	590	24,222	-
	$ 36,235	$ 1,861	$ 34,374	$ 3,582

5. SHARE CAPITAL

(a) *Issued and outstanding*

MAG SILVER CORP.
(formerly Mega Capital Investments Inc.)
(An exploration stage company)
Year ended December 31, 2003, 2002 and 2001 and cumulative from April 21, 1999 to December 31, 2003

5. SHARE CAPITAL (Continued)

(e) Agent's purchase warrants

Pursuant to an agency agreement dated January 6, 2000, the Company granted to the Agent 150,000 common share purchase warrants, exercisable at $0.20 per share, expiring 18 months from the date of listing (April 19, 2000). These warrants expired unexercised in 2001.

(f) Shares held in escrow

6. SPECIAL WARRANTS

During the year ended December 31, 2002, the Company:

MAG SILVER CORP.
(formerly Mega Capital Investments Inc.)
(An exploration stage company)
Year ended December 31, 2003, 2002 and 2001 and cumulative from April 21, 1999 to December 31, 2003

8. MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Year ended December 31, 2003					
	Juanicipio	Don Fippi	Guigui	Lagartos	Sierra de Ramirez	Total
Acquisition costs of mineral rights						
Balance, beginning of year	$ 78,750	$ -	$ -	$ -	$ -	$ 78,750
Incurred during year	815,629	173,534	181,812	21,519	43,434	1,235,928
Balance, end of year	$ 894,379	$ 173,534	$ 181,812	$ 21,519	$ 43,434	$ 1,314,678
Deferred exploration costs						
Camp costs	$ 82,078	$ 32,910	$ 27,223	$ -	$ -	$ 142,211
Drilling	734,648	-	345,485	-	-	1,080,133
Geochemical	16,611	702	-	-	-	17,313
Geological	158,333	181,403	132,041	-	-	471,778
Geophysical	3,238	46,060	-	-	-	49,298
Maps, fees and licenses	19,380	11,375	17,923	17,961	-	66,639
Research	4,522	4,522	4,522	-	-	13,566
Travel	40,690	23,497	9,658	-	-	73,845
Transport and shipping	7,265	-	60	-	-	7,325
Site administration	65,966	22,723	8,943	-	-	97,632
	1,132,731	323,192	545,856	17,961	-	2,019,740
Balance, beginning of year	12,601	12,601	12,600	-	-	37,802
Balance, end of year	$ 1,145,332	$ 335,793	$ 558,456	$ 17,961	$ -	$ 2,057,542

(a) Juanicipio Property

As a result of the Company's acquisition of Lexington Capital Group Inc. (Note 10 (b)), the indirect holder of this option agreement, this obligations was removed.

MAG SILVER CORP.
(formerly Mega Capital Investments Inc.)
(An exploration stage company)
Year ended December 31, 2003, 2002 and 2001 and cumulative
from April 21, 1999 to December 31, 2003

11. SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company:

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The material differences between Canadian and US GAAP affecting the Company's financial statements are summarized below.

Consolidated Balance Sheets

	December 31, 2003	2002
Total assets under Canadian GAAP	$ 8,534,794	$ 408,125
Deferred exploration costs (a)	(2,057,542)	(37,802)
Amortization of mineral rights (a)	(601,000)	-
Total assets under US GAAP	$ 5,876,252	$ 370,323
Total liabilities under Canadian and US GAAP	$ 208,018	$ 58,880
Shareholders' equity under Canadian GAAP	8,326,776	349,245
Deferred exploration costs (a)	(2,057,542)	(37,802)
Amortization of mineral rights (a)	(601,000)	-
Shareholders' equity under US GAAP	5,668,234	311,443
Total liabilities and shareholders' equity under US GAAP	$ 5,876,252	$ 370,323

MAG SILVER CORP.
(formerly Mega Capital Investments Inc.)
(An exploration stage company)
Year ended December 31, 2003, 2002 and 2001 and cumulative from April 21, 1999 to December 31, 2003

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Consolidated Statement of Operations and Deficit

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Cumulative amount from April 21, 1999 to December 31, 2003
Net loss under Canadian GAAP	$ (837,539)	$ (122,631)	$ (279,639)	$ (1,253,516)
Deferred exploration costs (a)	(2,019,740)	(37,802)	-	(2,057,542)
Amortization of mineral rights (a)	(601,000)	-	-	(601,000)
Compensation expense (b)	(600,000)	-	-	(600,000)
Net loss under US GAAP	$ (4,058,279)	$ (160,433)	$ (279,639)	$ (4,512,058)
Basic and diluted loss per share under US GAAP	$ (0.28)	$ (0.11)	$ (0.19)	

Consolidated Statement of Cash Flows

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Cumulative amount from April 21, 1999 to December 31, 2003
Operating activities				
Operating activities under Canadian GAAP	$ (943,534)	$ (74,193)	$ (23,857)	$ (1,045,614)
Deferred exploration costs (a)	(2,019,740)	(37,802)	-	(2,090,699)
Operating activities under US GAAP	$ (2,963,274)	$ (111,995)	$ (23,857)	$ (3,174,115)
Investing activities				
Investing activities under Canadian GAAP	$ (2,645,182)	$ (216,935)	$ 108,865	$ (3,133,548)
Deferred exploration costs (a)	2,019,740	37,802	-	2,090,699
Investing activities under US GAAP	$ (625,442)	$ (179,133)	$ 108,865	$ (1,005,047)
Financing activities				
Financing activities under Canadian and US GAAP	$ 8,217,262	$ 367,500	$ -	$ 8,974,984

MAG SILVER CORP.
(formerly Mega Capital Investments Inc.)
(An exploration stage company)
Year ended December 31, 2003, 2002 and 2001 and cumulative from April 21, 1999 to December 31, 2003

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a) Exploration expenditures and costs of acquired mineral rights

Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore. Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of economically exploitable reserves. For US GAAP purposes the Company therefore expensed its exploration expenditures.

Furthermore, under US GAAP, the costs of acquisition of mineral property rights are generally classified as intangible assets and should be amortized over their useful life which in the case of a mineral right on a property without proven and probable reserves, is the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets. Under Canadian GAAP, costs of acquiring mineral rights may be considered as tangible property. As a result, for US GAAP purposes, the Company is amortizing the cost of the mining rights acquired in the Lagartos and Lexington transactions on a straight line basis over the period it is expected that further exploration will occur on the properties which varies from 15 months to 31 months. Under US GAAP the Financial Accounting Standards Board has recently concluded that mineral rights have the characteristics of tangible assets. The effect of any transitional rules to implement this guidance is unknown at this time but may require revisions to the Company's accounting policies in the future.

(b) Accounting for stock-based compensation

Under Canadian GAAP, the Company's shares issued with escrow restrictions are recorded at their issue price and are not revalued upon their release from escrow. Under U.S. GAAP, escrow shares which are released upon the Company meeting certain performance criteria are considered to be contingently issuable. Under US GAAP, the Company would record compensation expense of $600,000 for the shares, which are held in escrow and are to be released as to one-third each year following the completion of the qualifying transaction, which occurred on April 15, 2003, based on the fair value of the shares on the date of satisfaction of the conditions for their release.

For US GAAP purposes the Company accounts for stock based compensation to employees and directors under Accounting Principles Board Opinion No 25, *Accounting for Stock Issued to Employees*, ("APB No. 25"), using the intrinsic value based method whereby compensation costs is recorded for the excess, if any, of the quoted market price of the Company's shares at the date granted over the exercise price. As at June 30, 2003, no compensation cost has been recorded for any period under this method.

MAG SILVER CORP.
(formerly Mega Capital Investments Inc.)
(An exploration stage company)
Year ended December 31, 2003, 2002 and 2001 and cumulative from April 21, 1999 to December 31, 2003

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b) Accounting for stock-based compensation (continued)

Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS No. 123 does, however, allow the Company to continue to measure the compensation cost in accordance with APB No. 25. The Company has therefore adopted the disclosure-only provisions of SFAS No. 123.

The following pro forma financial information presents the net loss and the loss per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees.

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Cumulative amount from April 21, 1999 to December 31, 2002
Net loss for the period under US GAAP	$ (4,058,279)	$ (160,433)	$ (279,639)	$ (4,364,215)
Stock based compensation costs	(248,128)	(6,126)	(6,126)	(264,660)
Pro forma net loss	$ (4,306,407)	$ (166,559)	$ (285,765)	$ (4,628,875)
Pro forma basic and diluted loss per share	$ (0.30)	$ (0.11)	$ (0.19)	

The additional amounts for pro forma stock-based compensation have been determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company's share price of 63% an annual risk free interest rate of 3.76% and expected lives of five years.

(c) Recent accounting pronouncements

In April 2003, SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, was issued. In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contract, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

MAG SILVER CORP.
(formerly Mega Capital Investments Inc.)
(An exploration stage company)
Year ended December 31, 2003, 2002 and 2001 and cumulative from April 21, 1999 to December 31, 2003

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c) Recent accounting pronouncements (continued)

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities*. SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability. SFAS No. 150 applies to mandatorily redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities,* an interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. It is not expected that the adoption of FIN No. 46 will have a material effect on the Company's financial position or results of operations.

SBC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:   _________ Schedule A

                                        ____X___ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER ___MAG SILVER CORP._______________________

ISSUER ADDRESS ___Suite 800 - 409 Granville St.  Vancouver, B.C.   V6C 1T2

ISSUER TELEPHONE NUMBER ____(604) 630-1399________________________

CONTACT NAME _______Frank Hallam _________________________        ____

CONTACT'S POSITION ____Officer____________________________________

CONTACT TELEPHONE NUMBER ____(604) 630-1399______________________

FOR QUARTER ENDED

December 31, 2003____________                         ___

DATE OF REPORT ______   May 7, 2004                        _______________ _

CERTIFICATE

THE SCHEDULE B AND C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Dave Pearce	(signed) Dave Pearce	05/07/04
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (MM/DD/YY)
George S. Young	(signed)George S. Young	05/07/04
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (MM/DD/YY)

      SCHEDULE B

          SUPPLEMENTARY INFORMATION

MAG SILVER CORP.

SCHEDULE B - SUPPLEMENTARY INFORMATION

FOR THE QUARTER ENDED DECEMBER 31, 2003

FOR THE CURRENT PERIOD TO DATE:

1) ANALYSIS OF EXPENSES AND DEFERRED COSTS

Refer to financial statements for details

2) RELATED PARTY TRANSACTIONS

For the year ended December 31, 2003 the Company's president received $97,325 in compensation for legal and management services, another director received $1,362 for consulting services and an officer received $1,600 for consulting services. During the period ended December 31, 2003 the Company borrowed $150,000 on a short-term loan from a shareholder of the Company.  The loan has been fully repaid, as well as $12,500 related to interest.

3) SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

Refer to financial statements (Schedule A) note 4.b. for details.

a)

Summary of securities issued during the quarter:

Issue Date	Security Type	Type of Issue	Number Issued	Price	Total proceeds	Consideration Type
Oct.3/03-Dec.23/03	Common Shares	Warrants Exercised	220,000	$0.20	$44,000	Cash
Oct.9/03-Dec.9/03	Common Shares	Warrants Exercised	70,000	$0.40	$32,000	Cash
Oct.20/03-Dec.1/03	Common Shares	Warrants Exercised	404,800	$0.50	$202,400	Cash
Oct.9/03-Dec.30/03	Common Shares	Warrants Exercised	1,626,755	$0.75	$1,220,066	Cash

Refer to financial statements (Schedule A) note 4.b. for details of securities issued to date.

b)

Options granted during the quarter:

Issue Date	Optionees	Number Issued	Exercise Price	Expiry Date
Nil

4) SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a.)   AUTHORIZED AND ISSUED SHARE CAPITAL AT DECEMBER 31, 2003:

Class	Par Value	Authorized	Issued and o/s	Amount
Common	N.P.V.	1,000,000,000	23,093,995	$9,504,984

b.)  OPTIONS OUTSTANDING AT DECEMBER 31, 2003:

Name of Optionee	Date Granted	Exercise Price	Expiry Date	No of Shares
Dave Pearce	April 19,2000	$0.20	April 19,2005	100,000
Eric Carlson	April 19,2000	$0.20	April 19,2005	100,000
Dave Pearce	April 15,2003	$0.50	April 15,2008	75,000
Eric Carlson	April 15,2003	$0.50	April 15,2008	75,000
George Young	April 15,2003	$0.50	April 15,2008	175,000
R. Michael Jones	April 15,2003	$0.50	April 15,2008	175,000
Consultants	April 15,2003	$0.50	April 15,2008	75,000
Dave Pearce	May 12,2003	$0.70	May 12,2008	50,000
Eric Carlson	May 12,2003	$0.70	May 12,2008	50,000
George Young	May 12,2003	$0.70	May 12,2008	50,000
R. Michael Jones	May 12,2003	$0.70	May 12,2008	50,000
Frank Hallam	May 12,2003	$0.70	May 12,2008	75,000
Consultants	May 12,2003	$0.70	May 12,2008	80,000
Consultants	July 9,2003	$0.77	July 9,2008	40,000

a.)

  WARRANTS OUTSTANDING DECEMBER 31, 2003:

The following warrants are each exercisable into one common share of the Company as follows:

Number of Warrants	Exercise Price	Expiry Date
650,000	$0.20	September 9, 2004
250,000	$0.40	December 20, 2004
24,000	$0.50	April 15, 2005
2,742,005	$0.75	April 15, 2005

d.)

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS AS AT DECEMBER 31, 2003:

1,725,000 Common Shares in escrow

5) LIST OF DIRECTORS AS AT THE DATE THIS REPORT SIGNED AND FILED:

David Pearce
Eric Carlson
George S. Young
R. Michael Jones

6) LIST OF OFFICERS AS AT THE DATE THIS REPORT SIGNED AND FILED:

George S. Young, President and Chief Executive Officer
Dave Pearce, Corporate Secretary
Frank Hallam, Chief Financial Officer

MAG SILVER CORP.

Formerly MEGA CAPITAL INVESTMENTS INC.

FOR THE YEAR ENDED DECEMBER 31, 2003

SCHEDULE C:

MANAGEMENT DISCUSSION AND ANALYSIS

1)

DESCRIPTION OF BUSINESS OF MAG SILVER CORP.

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name "583882 B.C. Ltd.".  On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to "Mega Capital Investments Inc.".  On April 22, 2003, the Company changed its name to "MAG Silver Corp." to reflect its new business consequent upon the completion of its Qualifying Transaction.  The principal business of the Company is the acquisition, exploration and development of mineral properties.

The Company is a "reporting" company in the Provinces of British Columbia, Alberta and Ontario.

The Company's Common Shares were listed and posted for trading on the TSX Venture Exchange (TSXV: MGA) on April 19, 2000.  Concurrent with the Company's name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to "MAG".

At the time of writing the Company continues to conduct exploration programs on its properties in Mexico, such as rehabilitation work on existing underground workings on the Don Fippi property, drilling at the Adargas property, and a drilling program on the Guigui property. The Company remains in strong financial condition as a result of the April 15, 2003 financing as described above and the exercise of share purchase warrants during and subsequent to the Company's December 31, 2003 year end.   The Company continues to follow its business plan as set forth in April 2003.

2)

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Revenues

During the year ended December 31, 2003 the Company earned interest income of $77,468 (2002 - $905) on short-term investments and cash on hand.  There were no other revenues realized by the Company during the period.  Cash at December 31, 2003 amounted to $4,795,822 (Dec 31, 2002 - $167,276).

2)

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION (continued)

General and Administrative Expenses

Interest earned during the year was applied as a reduction to general and administrative expenses of $915,007 (2002 - $123,536), resulting in an operating loss for the period of ($837,539) (2002 - ($122,631)).

The increase in expenses is directly related to the Company's newly active status and the costs of identifying and completing the Company's Qualifying Transaction in April 2003.  The Company has also incurred additional professional fees during the period for the preparation and filing of a Form 20F Registration Document with the United States Securities and Exchange Commission.

Travel and accommodation expenses for the period totaled $130,732 (2002 - nil), management and consulting fees totaled $259,220 (2002 - nil). Please refer to notes 2.g. and 4.c. in schedule A of the financial statements which explains that $75,308 of this amount refers to the granting of stock options as per the CICA Handbook ($41,400 in the second quarter). Excluding the stock option expense, approximately $40,000 in consulting and management fees have been incurred during each of the second and third quarters, with approximately $90,000 incurred in the fourth quarter due to a $50,000 performance bonus paid to the company which organized and carried out the company's exploration activities. No management or consulting fees were incurred in the first quarter as the principal directors at that time did not charge for their services.  Consulting and management fees have been paid to five individuals including two directors and an officer of the company. (See related party transactions).

Services provided include project management, investor relations, legal, geological and administrative services.  Such services were originally budgeted for within "general and administrative costs" in the Company's Prospectus dated March 31, 2003, however, the scope and nature of the Company's activities since that time have necessitated the hiring of a full time president and the provision of more paid services than originally budgeted for.  Legal fees amounted to $108,517 (2002 - $58,849), filing fees totaled $54,924 (2002 - $29,166) while accounting and audit expenses totaled $142,437 (2002 - $24,849).  Bank charges and interest totaled $16,285 (2002 - nil) of which $12,500 related to interest paid on a short-term loan from a shareholder of the Company in the amount of $150,000.  The loan has been fully repaid.  Other smaller expense items account for the balance of general and administrative costs for the period.  The Company now occupies office space and receives administrative services on a contract basis.

Other Items

During the period the Company did not write down or abandon any mineral property.  No material capital equipment was purchased or disposed of.  The Company does not pay any person for marketing or investor relation services.  The Company has attended seminars and from time to time and does visit brokers, market analysts and investors who request information about the Company's business.  The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time.  The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligations.

The Company completed the acquisition of Lexington Capital Group Inc. ("Lexington") whose main asset is its indirect interest in the Juanicipio I claim that encompasses MAG's Juanicipio Project near Fresnillo, Zacatecas, Mexico, which has just been drilled by MAG. Under the terms of the agreement MAG paid the vendor US$250,000 and issued 200,000 shares of its common stock. This acquisition could potentially save the Company US$1,150,000 in option payments and US$2,500,000 in work commitments.  This also eliminates a net smelter return royalty obligation.

2)

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION (continued)

Resource Expenditures

During the fourth quarter the Company incurred $92,564 in property acquisition costs.  This amount is comprised of property option payments, staking costs, and acquisition costs relating to Lexington Capital Group Inc., a company owning downstream rights to the Juanicipio claims in Mexico.   Year to date the Company has spent a total amount of $1,235,928 (2002 - $78,750) on acquisition costs. Of this amount $350,000 was incurred by issuance of share capital at $0.50 per share, $180,000 was incurred by issuance of share capital at $0.90 per share, while the balance was paid in cash.  Exploration expenditures in cash for the fourth quarter amounted to $663,389 while year to date totaled $2,019,740 (2002 - $37,802).  The majority of these costs relate to the Juanicipio property where the Company has spent $1,124,671 on a rotary diamond drilling program. A total of 6,147 metres was drilled on seven different holes. The company had originally budgeted to drill 4,500 metres at a cost of $200 per metre, totaling $900,000, but increased this amount to approximately 6,200 metres due to the nature, extent and grade of the mineralization encountered and in order to better delineate the mineralization discovered. Another consideration was the fact that actual cost was below budget on a per metre basis, approximately $183 per metre, compared to $200 per metre budgeted.

Results from the 7 holes drilled on the Juanicipio property have been encouraging and continue to confirm the Company's concepts and exploration models, adding great confidence for future exploration of structures throughout the property.

Phase 1 drilling at Juanicipio targeted six major surface-mapped structures coincident with strong NSAMT geophysical anomalies along the projection of veins being mined in the adjoining Fresnillo Mine area. Drilling results from the last 2 holes showed that silver dominant mineralization lies well above the base-metal rich "root zone" mineralization that appears to cause the deep NSAMT anomalies (See Press Release of November 13, 2003).

Phase 2 exploration activities have begun, following the completion and evaluation of Phase 1 drilling, at its 100% controlled Juanicipio project. Exploration work includes detailed surface mapping and sampling to locate vein segments where mineralization may widen along the 2 to 5 km lateral continuations of the drilled structures. Initial Phase 2 exploration will incorporate further NSAMT geophysics along these wider vein segments to help define targets in the silver dominant zones. Existing permits cover this program, allowing drilling to begin in early 2004.

During the year the Company staked claims to approximately 120,000 hectares of open ground northwest and southeast of its Juanicipio I claim, which has been the focus of its recent drilling program.

The Company has completed aerial photography of the historic Batopilas District and is currently carrying out rehabilitation of some of the principal underground workings in its Don Fippi property that contains the historic Batopilas District. The Company has incurred approximately $181,403 in geological costs on this rehabilitation. Batopilas produced 250,000,000 ounces of silver from very high-grade native-silver ore bodies prior to being shut down by the Mexican Revolution in 1913. As well the company has carried out 30% of its planned geological mapping, and 20% of its planned orientation geophysical survey. During 2004, MAG plans to complete the rest of its geological mapping, geophysical survey and to commence drilling at Batopilas.

2)

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION (continued)

Resource Expenditures (continued)

Drilling began on October 20, 2003 on its 4,553-hectare Guigui Project in the Santa Eulalia District in Chihuahua, Mexico.  The Santa Eulalia District hosts a carbonate replacement silver deposit that has produced over 450,000,000 ounces of silver from nearly 50 million tonnes of ores averaging 350 g/T (11.3 Oz/T) silver, 8.2% lead and 7.8% zinc.  Despite nearly 300 years of continuous mining of interconnected high-grade deposits, these have never been traced back to the style of near-source intrusion-related mineralization typical of these deposits worldwide.  MAG and others have performed geological and geochemical zoning studies and gravity, magnetic, CSAMT and NSAMT geophysical surveys to define the near-source mineralization targets on the property.  The planned 3,500-metre drill program on Guigui consisted of 6 holes to test these targets, the largest of which centers on a geophysical anomaly more than 1 kilometre in diameter that MAG infers to reflect a buried intrusive body. Four holes were drilled by the end of the year for a total of 3,009 metres. The drill program finished in February 2004 with a total of 4,576 metres drilled over 6 different holes. The Company has recently received assay results from this drilling program. The original budget was for 4 holes, but after some exploration work the Company drilled a further 2 holes in the San Antonio Graben which added over 1,000 metres more than it had originally planned. This along with other additional geological work carried out on the property accounted for the exploration activities to come in above the originally planned budget.

All of the above expenses were deferred.  There were no mineral properties written down during the period or in 2002.  A complete table of mineral property costs can be found in Note 8. to the Company's financial statements as filed in Schedule A. for the year ended December 31, 2003.

During the year the Company announced that it has entered into agreements in principle to acquire the option to earn a 100% interest in the Adargas and Cinco de Mayo properties, two large exploration projects in the Mexican silver belt.

3)

SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company:

(a)

issued 177,500 common shares at $0.20 per share on the exercise of warrants.

(b)

issued 32,000 common shares at $0.40 per share on the exercise of warrants.

(c)

issued 8,000 common shares at $0.50 per share on the exercise of warrants.

(d)

issued 93,250 common shares at $0.75 per share on the exercise of warrants.

(e)

issued 100,000 common shares at $0.20 per share on the exercise of options.

4)

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

On April 15, 2003, concurrent with the completion of its Qualifying Transaction, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit.  The following is a table comparing the stated use of proceeds for that financing as shown in the Company's Prospectus dated March 31, 2003 as compared to actual expenditures to December 31, 2003 since that financing closed on April 15, 2003:

Description	Notes	Budget	Actual April 15 to Dec. 31	Percent of Budget
Gross Proceeds of Offering	i.	$5,000,000	$5,750,000	115.0%

Costs, fees and commissions of the Offering	i.	$474,538	$635,234	134%
Juanicipio Option Payments and Taxes	ii.	$363,372	$815,629	224%
Juanicipio Exploration Expenditures	iii.	$1,184,500	$1,132,731	96%
Don Fippi Option Payments and Taxes		$178,000	$173,534	98%
Don Fippi Exploration Expenditures	iv.	$483,000	$323,192	67%
Guigui Option Payments and Taxes		$185,924	$181,812	98%
Guigui Exploration Expenditures	v.	$281,750	$545,856	194%
Working Capital Deficiency Feb 28/03		$158,045	Na	na
Net G & A Expenses for 12 months	vi.	$275,000	$738,069	268%
Working Capital	i.	$1,415,871	$4,920,182	347%
Total		$5,000,000	$9,466,240

i.

Higher than expected interest resulted in offering being increased

ii.

Acquisition of Lexington Capital Group Inc. (see below)

iii.

Exploration program completed for the year (see Resource Expenditures section)

iv.

Exploration program will carry in to 2004 (see below)

v.

Exploration program expanded for the year (see below and Resource Expenditures section )

vi.

Actual number reflects nine months ended December 31, 2003.  Higher than expected volume of exploration, market and financial activity has resulted in G&A expenses being incurred at a faster rate then originally budgeted for. (see below)

The Company completed the acquisition of Lexington Capital Group Inc. ("Lexington") whose main asset is its indirect interest in the Juanicipio I claim that encompasses its Juanicipio Project near Fresnillo, Zacatecas, Mexico, which has just been drilled by MAG. Under the terms of the agreement MAG paid the vendor US$250,000 and issued 200,000 shares of its common stock. This acquisition could potentially save the Company US$1,150,000 in option payments and US$2,500,000 in work commitments, as well as eliminate a net smelter return royalty obligation.

4)

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES (continued)

The Company has completed aerial photography of the historic Batopilas District and is currently carrying out rehabilitation of some of the principal underground workings in its Don Fippi property that contains the historic Batopilas District. The Company has incurred approximately $181,403 in geological costs on this rehabilitation. Batopilas produced 250,000,000 ounces of silver from very high-grade native-silver ore bodies prior to being shut down by the Mexican Revolution in 1913.  MAG plans to commence drilling at Batopilas during 2004 following additional exploration work in the spring of 2004.

The Company has completed the surface mapping and sampling program at its Guigui property, as set out in the Company's prospectus. Four holes were drilled by the end of the year for a total of 3,009 metres. The drill program finished in February 2004 with a total of 4,576 metres drilled over 6 different holes. Guigui exploration is based on a geological, geochemical and geophysical model designed to find the source zones of the adjoining Santa Eulalia District near Chihuahua, Mexico.  Santa Eulalia is another historic district that has produced at least 450,000,000 ounces of silver over the last 300 years, but the Guigui area has never been explored.

The Company budgeted for general and administrative costs of $275,000 for the 12 month period starting  April 1, 2003, but has currently incurred $738,069 in the nine months following the prospectus. There are a number of reasons for the variances from the budgeted amounts, which will be discussed.

Included in expenses is $75,308 for stock options granted to consultants using a fair value based method as now required under recommendation of the Canadian Institute of Chartered Accountants.  This amount was not previously budgeted for.  Please refer to notes 2.g. and 5.c. in schedule A of the financial statements, which explains the accounting methods followed by the Company when granting stock options.

The Company is currently pursuing a United States Securities and Exchange Commission Registration (Form 20-F), which was not budgeted for, and has incurred at least $150,000 on accounting and legal costs relating to this goal. Accounting and legal costs total approximately $220,000 for the last nine months which brings the actual budget variance (net of the $150,000 incurred in connection with the Form 20-F) to about $32,500 above the budgeted amount of $37,500 for the nine months since the prospectus. The increased amounts were due to increased legal opinions on property and other acquisitions carried out during the year, which was beyond what was originally budgeted for.

The Company also paid stock exchange and filing fees of $35,374 during the period, which is now included in general and administrative costs, but was originally included in the category of "other", to which $50,000 was budgeted for over the next 12 months.

A foreign exchange loss of $45,487 was incurred over the first 6 months, which is attributed to the Company holding US dollars (which it uses to pay some of its exploration costs in Mexico) as the Canadian dollar rose against the US dollar during this time period.  This amount was not previously budgeted for.

Transfer agent costs of $19,550 are much higher than the budgeted figure of $2,625 for 9 months, but the transfer agent has processed  5,183,995 warrants and 100,000 options in this time, from investors exercising their share purchase warrants and warrants.  This rate of exercise exceeds original estimates.

Travel, lodging and related expenses for the management of the company amounted to $130,732, while only $15,000 was budgeted for 9 months. The increase was due to the increased level of activity to accommodate the level of interest in the company and attendance at additional trade shows across North America.

5)

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are fully set out in Note 2. of its Consolidated Financial Statements (Schedule A).

There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company.  These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates:

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties.  Any revenues received from such properties are credited against the costs of the property.  When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property.  The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

6)

LIQUIDITY AND SOLVENCY

Although, the expenses incurred have been higher than the original budgeted amounts, the Company has experienced a higher than expected volume of exploration, market and financial activity do to the results of its drilling and exploration program at its Mexican properties.

The Company had $4,920,182 in working capital as at December 31, 2003.  In the opinion of management of the Company, the Company is able to meet its ongoing obligations as they become due.  Management refers the reader to the contents of the audited December 31, 2003 financial statements, as well as the subsequent events section above.

The Company had $4,920,182 in working capital as at December 31, 2003 compared to $167,276 at December 31, 2002.  Expenses incurred during the year ended December 31, 2003 are the result of ongoing general and administrative expenses and costs related to the Qualifying Transaction and Offering completed April 15, 2003, the acquisition of Lagartos and resource property expenditures.

Current liabilities of the Company at December 31, 2003 amounted to $208,018, mostly being attributable to accrued exploration expenses.

MAG SILVER CORP.

800-409 Granville Street

Vancouver, British Columbia

V6C 1T2

INFORMATION CIRCULAR

Dated as of May 7, 2004

INTRODUCTION

This Information Circular accompanies the Notice of Annual General Meeting (the "Meeting") of the members of MAG Silver Corp. (the "Company") to be held on Friday, June 11, 2004 at the time and place set out in the accompanying Notice of Annual General Meeting (the "Notice").  This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.

PROXIES AND VOTING RIGHTS

Management Solicitation and Appointment of Proxies

The persons named in the accompanying form of proxy are nominees of the Company's management.  A member has the right to appoint a person (who need not be a member) to attend and act for and on the member's behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy.  To exercise this right, the member must either:

(a)

on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the member's nominee in the blank space provided; or

(b)

complete another proper form of proxy.

To be valid, a proxy must be dated and signed by the member or by the member's attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company ("Pacific Corporate"), 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 by 2:00 p.m. (Vancouver time) on Wednesday, June 9, 2004, or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Revocation of Proxies

A member who has given a proxy may revoke it at any time before the proxy is exercised:

(a)

by an instrument in writing that is:

(i)

signed by the member, the member's attorney authorized in writing or, where the member is a corporation, a duly authorized officer or attorney of the corporation; and

(ii)

delivered to Pacific Corporate at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 or to the registered office of the Company at Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting, or delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting before any vote on a matter in respect of which the proxy is to be used has been taken; or

(b)

in any other manner provided by law.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, with each member present in person or by proxy being entitled to one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a)

requested by a member present at the Meeting in person or by proxy;

(b)

directed by the Chairperson; or

(c)

required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company's issued and outstanding shares.

On a poll, each member and each proxyholder will have one vote for each common (voting) share held or represented by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than 75% of the votes cast in person or by proxy will be required.

Voting of Proxies and Exercise of Discretion By Proxyholders

A member may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space.  If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy.

If the member specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly.  If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy.  It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company's Board of Directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice and with respect to any other matters that may properly come before the Meeting.  As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters, which will be presented for action at the Meeting other than those referred to in the accompanying Notice.  If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation.  The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxy from their principals.  The costs of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS

Only members of the Company who are listed on its Register of Members on the record date of May 5, 2004 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see "Voting of Shares and Proxies and Exercise of Discretion by Proxyholders" above).

As of May 5, 2004, the Company had 24,392,150 common shares issued and outstanding.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

RECEIPT OF DIRECTORS' REPORT AND FINANCIAL STATEMENTS

The Directors' Report and the financial statements of the Company for the financial year ended December 31, 2003 and accompanying auditor's report will be presented at the Meeting.

APPOINTMENT OF AUDITOR

The members will be asked to vote for the re-appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of members of the Company at a remuneration to be fixed by the directors.  Deloitte & Touche LLP, Chartered Accountants, was first appointed as the auditor of the Company on March 1, 2000.

ELECTION OF DIRECTORS

The Company's Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company.  Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (the "Act") or he or she becomes disqualified to act as a director.

The following table sets out the names of management's nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time during which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date of this Information Circular.

Name, Country of Residence and Office with the Company(1)	Principal Occupation or Employment for Last Five Years (1)	Periods during which has Served as a Director	Shares Owned(2)
George S. Young United States of America President, Chief Executive Officer and Director	April 2003 to present, President of the Company; Attorney with Pruitt Gushee & Bachtell from March 1998 to November 2002; previously Chief Executive Officer of Oro Belle Resources Corporation from September 1996 to March 1998	March 31/03 to date	367,400
David G.S. Pearce Canada Secretary, Director and Audit Committee Member	1999 to April 2003, President of the Company; 1999 to present, director of the Company; June 1995 to present, President of Function Gate Hardware Ltd. and Function Gate Holdings Ltd.; 1992 to present, President of Mega Capital Corp.; 1992 to present, director of Kruger Capital Corp.; 1990 to present, President of Palmer Beach Properties	June 11/99 to date	590,500
Eric H. Carlson Canada Director and Audit Committee Member	1999 to present, a director of the Company; July 1994 to present, President and Chief Executive Officer, Anthem Properties (1993) Ltd.; July 1994 to present, President and Chief Executive Officer, Anthem Properties Corp.; 1992 to present, President of Kruger Capital Corp.	June 11/99 to date	613,300
R. Michael Jones Canada Director and Audit Committee Member	President of Platinum Group Metals Ltd. from February 2000 to present; previously Vice President of Corporate Development for Aber Resources Ltd. from September 1997 to September 1999.	March 31/03 to date	167,500

Notes:

(1)

The information as to country of residence, principal occupation and shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually.

(2)

Of these shares, 913,334 are held in escrow pursuant to the terms of escrow agreements between Pacific Corporate Trust Company, the Company and certain shareholders of the Company.

The Company does not have an executive committee.

The Company's Board of Directors does not contemplate that any of its nominees will be unable to serve as a director.  If any vacancies occur in the slate of nominees listed above before the Meeting, then the proxyholders named in the accompanying form of proxy intend to exercise discretionary authority to vote the shares represented by proxy for the election of any other persons as directors.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

For purposes of this Information Circular, "executive officer" of the Company means an individual who at any time during the year was the Chair or a Vice-Chair of the Company, where the person performed the functions of such office on a full-time basis; the President; any Vice-President in charge of a principal business unit such as sales, finance or production; any officer of the Company or of a subsidiary of the Company; or any other person who performed a policy-making function in respect of the Company.

The summary compensation table below discloses compensation paid to the following individuals:

(a)

the Company's chief executive officer ("CEO");

(b)

each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers as at the end of the most recently completed financial year, and whose salary and bonus exceeds $100,000 per year; and

(c)

any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

(each, a "Named Executive Officer").

The Company currently has two "Named Executive Officers", being George S. Young, the Company's President and CEO and Frank Hallam, appointed as the Company's Chief Financial Officer ("CFO") on April 30, 2003.

The following table contains a summary of the compensation paid to the Named Executive Officers during the Company's three most recently completed financial years.		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compen-sation ($)
George Young President and CEO(3)	2003 2002 2001	90,325 Nil Nil	7,000 Nil Nil	Nil Nil Nil	225,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Frank Hallam CFO(4)	2003 2002 2001	1,600 Nil Nil	Nil Nil Nil	Nil Nil Nil	75,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gregory Dennie Former CFO(4)	2003 2002 2001	11,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Summary Compensation Table

Notes:

(1)

"SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2)

"LTIP" or "long term incentive plan" means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)

Mr. Young was appointed the Company's President and CEO on April 15, 2003.

(4)

Mr. Hallam was appointed as the Company's CFO on April 30, 2003.  Mr. Dennie ceased to act as same on April 30, 2003.

Compensation of Directors

The directors of the Company do not receive any cash compensation for services rendered in their capacity as directors of the Company.

Direct Remuneration

The aggregate direct remuneration paid or payable by the Company and its subsidiaries whose financial statements are consolidated with those of the Company to the directors and senior officers of the Company was $111,287.

Options, Stock Appreciation Rights and Other Rights to Purchase Securities

The following table sets out the incentive stock options and stock appreciation rights granted to each Named Executive Officer during the Company's most recently completed financial year.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
George S. Young George S. Young Frank R. Hallam	175,000 50,000 75,000	17.7% 5.0% 7.5%	$0.50 $0.70 $0.70	$0.50 $0.70 $0.70	April 15, 2008 May 12, 2008 May 12, 2008

No incentive stock options or stock appreciation rights were exercised by the Named Executive Officers during the Company's most recently completed financial year.

The following table provides the values of the stock options and stock appreciation rights still held by the Named Executive Officers at year-end.

Name of Executive Officer	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable (1) (2)
George S. Young	Nil	Nil	225,000	$399,500
Frank R. Hallam	Nil	Nil	75,000	$121,500

Notes:

(1)

"In the money" options are those where the market value of the underlying securities at the fiscal year-end exceeds the exercise price of the option.

(2)

The value of these Options was determined by calculating the difference between the closing price of the Company's shares on December 31, 2003 (the last trading day of the Company's shares during fiscal 2003) ($2.32), and the exercise price of the Option ($0.50 and $0.70), and then multiplying the difference by the number of shares under Option at the fiscal year end.

Since the beginning of the Company's most recently completed financial year, the following options and other rights to purchase securities of the Company were granted to the directors and senior officers of the Company, as a group:

Securities under Option	Exercise Price Per Share	Date of Grant/Expiry Date	Consideration Received for the Grant	Price Range of the Common Shares for the 30 Days Preceding the Grant
480,000 245,000	$0.50 $0.70	April 15, 2003/2008 May 12, 2003/2008	Nil Nil	Not trading $0.46 - $0.70

Since the beginning of the Company's most recently completed financial year, no options or other rights to purchase securities of the Company were exercised by the directors and senior officers of the Company.

Long-Term Incentive Plans

The Company does not have any long-term incentive plans.

Pension Benefits

Neither the Company nor any of its subsidiaries currently has a pension benefits arrangement under which the Company or any of its subsidiaries has made payments to the directors and senior officers of the Company during its most recently completed financial year or intends to make payments to the Company's directors and senior officers upon their retirement (other than those made, if any, pursuant to the Canada Pension Plan or any government plan similar to it).

Other Benefits

The aggregate of all remuneration paid (other than the payments set out above and those made pursuant to the Canada Pension Plan or any government plan similar to it and payments to be made for, or benefits to be received from, group life or accident insurance, group hospitalization or similar group benefits or payments) during the Company's most recently completed financial year to the directors and senior officers of the Company, as a group, directly or indirectly, by the Company or any of its subsidiaries pursuant to any existing plan or arrangement, was $Nil.  The Company and its subsidiaries do not propose to make payments, directly or indirectly, in the future to the directors and senior officers of the Company, as a group, pursuant to such a plan or arrangement.

Employment Contracts

There are currently no employment contracts between the Company and its Named Executive Officers, or other directors, officers or employees of the Company.

Termination of Employment

The Company has no plan or arrangement whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that officer's resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a subsidiary or a change in the Named Executive Officers' responsibilities following such a change of control.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Other than routine indebtedness, no director, executive officer or senior officer of the Company, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such director, senior officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or senior officers of the Company or its subsidiaries (if any).

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and below, no insider of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any such insider or proposed nominee, has had any material interest, direct or indirect, in any transaction since the beginning of the Company's most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Finders' Fee

George Young received 250,000 common shares of the Company and R. Michael Jones received 50,000 common shares of the Company as finders fees in connection with the Company's acquisition of Minera Los Lagartos, S.A. de C.V, as part of the Company's Qualifying Transaction, which shares are held in escrow under an agreement dated April 8, 2003. These shares are released from escrow as 10% on April 21, 2003 and 15% each six months thereafter so that all such shares will be released by April 21, 2006.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment to Escrow Release Provisions

As of April 23, 2004, a total of 1,180,000 Common Shares are held in escrow by the Company's registrar and transfer agent, Pacific Corporate Trust Company, pursuant to an escrow agreement dated for reference November 9, 1999 (the "Original Escrow Agreement") and an escrow agreement dated April 8, 2003 (the "New Escrow Agreement") as follows:

Name of Beneficial Shareholder	Number of Common Shares Originally Held in Escrow	Number of Shares Held in Escrow on Closing of the Qualifying Transaction(8)	Number of Common Shares Currently Held in Escrow
George S. Young	250,000(1)	250,000(1) 115,000(2) 365,000	150,000(1) 76,667(2) 226,667
R. Michael Jones	50,000(1)	50,000(1) 120,000(2) 170,000	30,000(1) 80,000(2) 110,000
David G.S. Pearce	500,000(2)	400,000(2)	266,667(2)(3)
Eric H. Carlson	500,000(2)	465,000(2)	310,000(2)(4)
Robert C. Thornton	300,000(2)	240,000(2)	160,000(2)(5)
James Speakman	120,000(2)	100,000(2)	53,333(2)(6)
James L. Heppell	100,000(2)	80,000(2)	53,333(2)(7)
TOTAL	1,820,000	1,820,000	1,180,000

Notes:

(1)

These shares were deposited into escrow under the New Escrow Agreement.

(2)

These shares were deposited into escrow under the Original Escrow Agreement.

(3)

Of these shares, 200,000 are registered in the name of Palmer Beach Properties Inc. and 66,667 shares are registered in the name of Mr. Pearce directly.

(4)

These shares are registered in the name of Carmax Enterprises Corporation.

(5)

Of these shares, 93,333 are registered in the name of Mr. Thornton directly and 66,667 shares are registered in the name of Montana Ventures Ltd.

(6)

These shares are registered in the name of Trenton Developments Ltd. ("Trenton"), the principal of which is the Speakman Family Trust, a trust established for the benefit of Mr. Speakman's wife and three children. Mr. Speakman is a former director of the Company.

(7)

These shares are registered in the name of Free Spirit Investments Ltd. ("Free Spirit").  Mr. Heppell is a former officer of the Company.

(8)

Upon completion of the Qualifying Transaction 115,000 of the 1,520,000 shares originally deposited under the  Original Escrow Agreement were transferred to George Young and 120,000 of such shares were transferred to R. Michael Jones. These 235,000 shares were transferred from Dave Pearce (as to 100,000), Eric Carlson (as to 35,000), Robert Thornton (as to 60,000), James Speakman (as to 20,000), and James Heppell (as to 20,000).

The 1,520,000 Common Shares deposited into escrow under the Original Escrow are to be released from escrow on a pro rata basis as to one-third of the original number of shares escrowed on each of the first, second and third anniversaries of the completion by the Company of its Qualifying Transaction (which occurred on April 15, 2003).

The 300,000 Common Shares deposited into escrow under the New Escrow Agreement are to be released from escrow as to 10% of the original number of shares escrowed on April 21, 2003 and 15% each six months thereafter so that all such shares will be released by April 21, 2006.

The reason for the difference in the escrow release provisions is that the applicable policies of the TSX Venture Exchange changed between the date of the Original Escrow Agreement and the date of the New Escrow Agreement.

To be more equitable and fair, subject to the acceptance of the TSX Venture Exchange, Management of the Company proposes to make the provisions for the release of the shares from escrow the same under the two escrow agreements by amending the escrow release provisions of the Original Escrow Agreement to be the same as the escrow release provisions of the New Escrow Agreement. To do so, the TSX Venture Exchange requires the Company to obtain the approval of a majority of the disinterested shareholders of the Company. In this regard, the shareholders  will be requested at the Meeting to approve the following resolution approving an amendment to the escrow release provisions governing the Original Escrow Agreement, which resolution must be passed by the affirmative vote of a majority of the votes cast by shareholders at the Meeting as well as by a majority of the disinterested shareholders:

"IT IS HEREBY RESOLVED THAT:

1.

the amendment to the escrow release provisions contained in the escrow agreement dated November 9, 1999 among the Company, Pacific Corporate Trust Company and certain shareholders of the Company so that shares originally deposited into escrow under that agreement will be released as to 10% of the original number of shares escrowed on April 21, 2003 and 15% each six months thereafter so that all such shares will be released by April 21, 2006 be approved; and

2.

any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution."

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other than as set forth below, management of the Company is not aware of any other matter to come before the Meeting, other than as set forth in the Notice and this Information Circular.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each member of the Company entitled thereto and to the appropriate regulatory agencies, has been authorized by the Board of Directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD OF DIRECTORS

MAG SILVER CORP.

"Frank R. Hallam"

Frank R. Hallam

CFO

Proxy

MEETING DATE:	Friday, June 11, 2004
MEETING TIME:	2:00 p.m. (Vancouver time)
MEETING LOCATION:	1400 – 1055 West Hastings Street Vancouver, British Columbia

The undersigned member of the Company hereby appoints George S. Young, President of the Company, or failing this person, Eric Carlson, a director of the Company, or in the place of the foregoing, ______________________________ ***(print the name)***, as proxyholder for and on behalf of the member with the power of substitution to attend, act and vote for and on behalf of the member in respect of all matters that may properly come before the Meeting and at every adjournment of the Meeting, to the same extent and with the same powers as if the undersigned member were present at the Meeting or any adjournment of the Meeting.

Resolutions (For full details of each item, please see the accompanying Notice of Meeting and Information Circular)

	For	Withhold
1. To appoint Deloitte & Touche LLP, Chartered Accountants as the auditor of the Company for the ensuing year at a remuneration to be fixed by the directors	☐	☐
2. To elect the following persons as directors of the Company:		
a) George S. Young	☐	☐
b) David G. S. Pearce	☐	☐
c) Eric H. Carlson	☐	☐
d) R. Michael Jones	☐	☐
	For	**Against**
3. To approve an amendment to the provisions governing the release of shares of the Company currently held in escrow	☐	☐

The undersigned Member hereby revokes any proxy previously given to attend and vote at the Meeting or any adjournment of the Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares: ______________________________

This proxy form is <u>not valid unless</u> it is <u>signed and dated</u>.

See important information and instructions on reverse side.

mag200\agm 2004\6302

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This proxy is solicited by the management of the Company.**

2. If someone other than the member of the Company signs this proxy form on behalf of the named member of the Company, documentation authorizing the signing person to execute the proxy form on the member's behalf that is acceptable to the Chair of the Meeting must be deposited with this proxy form in accordance with the instructions in the box below.

3. **If a member cannot attend the Meeting but wishes to vote on the resolutions, the member can appoint another person (who need not be a member of the Company) to vote according to the member's instructions. To appoint someone other than the person named in this proxy form, a member must either:**

    a) on the proxy form:

    iii) sign and date the proxy form; and

    iv) return the proxy form in accordance with the instructions in the box below; or

    b) complete another proper proxy form.

4. If a member cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the nominees of management specified in this proxy form, the member must:

    a) leave the wording appointing a nominee as shown on the proxy form;

    b) sign and date the proxy form; and

    c) return the proxy form in accordance with the instructions in the box below.

5. **If the instructions as to voting indicated in this proxy form are certain, the shares represented by the proxy form will be voted or withheld from voting in accordance with the instructions of the member. If the member specifies a choice in the proxy form with respect to any resolution to be acted upon, then the shares represented will be voted or withheld from the vote on that resolution accordingly. If no choice is specified in the proxy form with respect to any resolution to be acted upon, this proxy form confers discretionary authority with respect to that resolution upon the proxyholder appointed. It is intended that the nominee of management acting as proxyholder will vote the shares represented by the proxy form in favour of each resolution identified in the proxy form and for the nominees specified for directors and auditor.** With respect to any amendments or variations to any of the resolutions identified in the proxy form or other matters that may properly come before the Meeting, the shares represented by the proxy form will be voted by the nominee of management acting as proxyholder in accordance with his best judgment.

6. If a member returns this or another proper proxy form, the member may still attend the Meeting and vote in person if the member later decides to do so. To attend and vote at the Meeting, the member must record his/her/its attendance with the Company's scrutineer at the Meeting and revoke the previously completed, returned proxy form in writing.

mae200\agm 2004\6302

800 - 409 Granville Street, Vancouver BC  V6C 1T2

ph: 604-630-1399   fax: 604-484-4710

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the members of MAG Silver Corp. (the "Company") will be held at 2:00 p.m. (Vancouver time) on Friday, June 11, 2004 at 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 for the following purposes:

1.

To receive the report of the directors of the Company;

2.

To receive the audited financial statements of the Company for the financial year ended December 31, 2003 and accompanying report of the auditor;

3.

To re-appoint Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company for the ensuing year at a remuneration to be fixed by the directors;

4.

To elect the directors of the Company for the ensuing year;

5.

To approve an amendment to the provisions governing the release of shares of the Company currently held in escrow, as more particularly described in the accompanying Information Circular; and

6.

To transact such other business as may properly come before the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.

If you are a registered member of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 by 2:00 p.m. (Vancouver time) on Wednesday, June 9, 2004 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

If you are a non-registered member of the Company and received this Notice of Annual General Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, May 7, 2004

BY ORDER OF THE BOARD OF DIRECTORS

MAG SILVER CORP.

George Young
President

REQUEST FOR FINANCIAL STATEMENTS

NOTICE TO SHAREHOLDERS OF MAG SILVER CORP. (the "Company")

You may choose to receive the Company's financial reports by simply completing the information below and returning this notice in the postage paid return envelope provided.

Offering you the option to receive the Company's financial reports is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them.  Ultimately, the choice is yours.  As long as you remain a non-registered shareholder, you will receive this notice each year and will be required to renew your request to receive the Company's financial reports.

  Please add my name to the mailing list for the Company's so that I may receive interim financial statements and related MD&A.

  Please add my name to the mailing list for the Company's so that I may receive the Annual Report, including the annual financial statements and related MD&A.

TO:

MAG SILVER CORP. (the "Company")

The undersigned certifies that he/she/it is the owner of securities (other than debt instruments) of the Company, and requests that he/she/it be placed on the Company's Financial Statement Mailing List in respect of its financial statements.

Name (Please print)

Address

City/Province (or State)/Postal Code

Signature of shareholder, or if shareholder is a

Dated
company, signature of authorized signatory.

Please complete and return this document along with your Proxy in the attached envelope or as indicated below.  As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

MAG Silver Corp.

Suite 800, 409 Granville Street

Vancouver, BC

V6C 1T2

Tel: 604-630-1399

Fax: (604) 484-4710